SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 15th February 2007, for 4th Quarter 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F :    ☑      Form 40-F :    ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes :   ☐           No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Compared to 2005, Telenor’s revenues increased by 37 per cent in 2006, to NOK 91.1 billion. Profit after taxes and minority interests more than doubled compared to 2005, reaching NOK 15.9 billion. In the fourth quarter of 2006, revenues increased by 30 per cent compared to the same period last year, reaching NOK 24.5 billion. The EBITDA margin in the fourth quarter of 2006 was 33.4 per cent, compared to 34.9 per cent in the fourth quarter of 2005.

HIGHLIGHTS FOURTH QUARTER 2006:
Revenue growth of 30% — underlying growth of 11% 10 million new mobile subscriptions EBITDA margin of 33% Proposed dividend per share of NOK 2.50 for 2006
OUTLOOK FOR 2007
Based upon the current group structure: In 2007 we expect a growth in reported revenues of between 15% and 20%. The EBITDA margin before other income and expenses is expected to be around 35%. We expect capital expenditure as a proportion of revenues to be around 20% in 2007, mainly driven by high subscription growth within our mobile operations in emerging markets. The effects from the introduction of an interconnect regime in Thailand, both when it comes to timing as well as magnitude, represents the main uncertain factor related to Telenor`s outlook for 2007. A growing share of Telenor`s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
KYIVSTAR FIGURES BASED ON ESTIMATES
There are litigation and arbitration proceedings pending in New York involving Kyivstar`s shareholders relating to Kyivstar’s shareholders agreement. Further proceedings have recently been brought in Ukrainian courts by Storm LLC (43.5% shareholder in Kyivstar) and a related party challenging the authority of the company to appoint auditors. An injunction from Krasnolutsk City Court of Lugansk Region has been issued that, among other things, purports to prohibit Kyivstar`s management from providing financial information to Kyivstar’s international auditors, the company`s shareholders, including Telenor, from using financial information already provided by Kyivstar and Kyivstar and Telenor’s auditors from carrying out any audit work in relation to Kyivstar’s year-end IFRS financial statements. Telenor is contesting these actions. As a result of not having the ability to obtain relevant financial information from Kyivstar, the information contained in Telenor`s fourth quarter results relating to Kyivstar is based on estimated figures. Actual results could differ from these estimates.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By: /s/ Trond Westlie

Name: Trond Westlie
(sign.)
Title:	CFO
Date: 15th February, 2007

Q4 2006
In the fourth quarter of 2006, Telenor’s revenues amounted to NOK 24.5 billion, which was an increase of 30% compared to the fourth quarter of 2005. Profit before taxes was NOK 5.9 billion.

Record high subscription growth
Highlights fourth quarter 2006:
•	Revenue growth of 30% – underlying growth of 11%

•	10 million new mobile subscriptions

•	EBITDA margin of 33%

•	Proposed dividend per share of NOK 2.50 for 2006
“2006 has been an outstanding year with high growth in revenues and profits, significantly improving our operating cash flow. The number of subscriptions in our mobile operations increased by more than 30 million, reaching 115 million. I’m proud to see that our consistent strategy of investing in emerging markets combined with a strengthened position in the Nordic has led to such strong results. Building on this strong position, we expect the high underlying growth to continue in 2007.
We have had another quarter of record-high subscription growth, mainly driven by impressive net additions in Kyivstar and Telenor Pakistan. Operationally and financially our mobile operations have performed very well. However, the quarterly results from Fixed Norway and Broadcast have been affected by higher costs related to operational conditions and marketing activities.
During 2006, the Group’s new visual identity was adopted by ten of our operations in eight countries. The distinctive brand reflects our unique approach, utilizing global scale combined with local market expertise and decision making. With this highly experienced and dedicated organisation, I am confident that we are well prepared to meet future opportunities and challenges”, said Jon Fredrik Baksaas, President and CEO.

Key Figures *

	4th quarter		Year
(NOK in millions except earnings per share)	2006	2005	2006	2005

Revenues	24 535	18 860	91 077	66 566
EBITDA before other income and expenses	8 186	6 678	32 992	23 530
EBITDA before other income and expenses/Revenues (%)	33.4	35.4	36.2	35.3
Adjusted operating profit	4 110	3 559	18 271	12 249
Adjusted operating profit/Revenues (%)	16.8	18.9	20.1	18.4
Profit after taxes and minority interests (Net income)	6 184	1 695	15 899	7 646

Earnings per share from total operations, basic, in NOK	3.68	1.00	9.43	4.47
Capex	6 095	6 436	19 036	16 439
Investments in businesses	20	2 720	22 124	8 858
Net interest-bearing liabilities			43 210	30 858
Extract from outlook for 2007
For 2007, Telenor expects a revenue growth of 15% to 20% with an EBITDA margin before other income and expenses of around 35%. Capital expenditure, as a proportion of revenues, is expected to be around 20%.
Please refer to page 9 for the full outlook for 2007, and page 20 for definitions.

*)	Profit and Loss figures for 2005 and previous quarters in 2006 have been reclassified. Please refer to ‘Discontinued Operations’ on page 9 and ‘Satellite Services’ on page 8 for more information.

Telenor’s Operations
Unless otherwise stated, the statements below are related to Telenor’s development in the fourth quarter of 2006 compared to the fourth quarter of 2005.
Nordic Mobile Operations
Telenor Mobile – Norway

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Subscription and traffic	2 125	2 120	8 582	8 148
Interconnection revenues	452	454	1 815	1 754
Mobile revenues company’s subscriptions	2 577	2 574	10 397	9 902

Other mobile revenues	530	526	2 191	1 825
Total mobile revenues	3 107	3 100	12 588	11 727

Non- mobile revenues	119	135	474	516
Total revenues 1)	3 226	3 235	13 062	12 243

1) Of which internal revenues	215	281	959	1 171

EBITDA	1 293	1 186	5 494	4 471
Depreciation and amortization 2)	216	222	853	889
Write- downs	4	2	37	16
Operating profit	1 073	962	4 604	3 566

2) Of which amortization of Telenor’s net excess values	(3)	1	—	4

EBITDA/Total revenues (%)	40.1	36.7	42.1	36.5
Operating profit/Total revenues (%)	33.3	29.7	35.2	29.1
Capex	272	461	764	1 218
ARPU – monthly (NOK)	316	317	319	309
No. of subscriptions (in thousands)			2 723	2 731

•	The number of subscriptions increased by 12,000, while the estimated market share was 55%, in line with the previous quarter.

•	ARPU remained stable. The effects from increased average usage (AMPU) were offset by lower average prices.

•	Total mobile revenues remained stable. Price reductions and initiatives to encourage loyalty have led to lower revenue growth.

•	The increase in EBITDA margin was mainly due to lower costs related to sales and marketing activities, partially due to reduced costs of acquiring customers.

•	In the fourth quarter of 2005, capital expenditure included renewal of a GSM licence. Adjusted for this, capital expenditure remained stable.

Sonofon – Denmark

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Subscription and traffic	693	595	2 638	2 361
Interconnection revenues	355	347	1 368	1 300
Mobile revenues company’s subscriptions	1 048	942	4 006	3 661

Other mobile revenues	162	156	628	638
Total mobile revenues	1 210	1 098	4 634	4 299

Non- mobile revenues	263	236	967	892
Total revenues 1)	1 473	1 334	5 601	5 191

1) Of which internal revenues	63	34	196	132

EBITDA	378	308	1 380	1 176
Depreciation and amortization 2)	291	296	1 128	1 285
Operating profit (loss)	87	12	252	(109)

2) Of which amortization of Telenor’s net excess values	139	133	546	555

EBITDA/Total revenues (%)	25.7	23.1	24.6	22.7
Operating profit/Total revenues (%)	5.9	0.9	4.5	nm
Capex	251	757	698	1 062
Investments in businesses	—	4	—	4
ARPU – monthly (NOK)	255	246	252	243
No. of subscriptions (in thousands)			1 398	1 284

Compared to the fourth quarter of 2005, the Norwegian Krone depreciated against the Danish Krone by approximately 4% in the fourth quarter of 2006.
•	The number of subscriptions increased by 56,000, while Sonofon’s market share increased by 0.5 percentage point to 24% *) compared to the previous quarter.

•	ARPU in local currency remained stable. The effects from increased average usage were offset by lower average prices.

•	Total revenues in local currency increased by 7% primarily due to a higher customer base.

•	EBITDA margin increased primarily driven by higher revenues and improved gross margin, partially due to lower costs because Sonofon now is using its own fibre network. EBITDA measured in local currency increased by 19%.

•	In the fourth quarter of 2005, capital expenditure included investments in a UMTS license. Adjusted for this, capital expenditure increased, primarily related to the roll-out of the UMTS network.

*)	New methodology based on official statistics

Telenor Mobile – Sweden

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Subscription and traffic	1 083	26	4 007	130
Interconnection revenues	255	12	915	60
Mobile revenues company’s subscriptions	1 338	38	4 922	190

Other mobile revenues	118	10	436	54
Total mobile revenues	1 456	48	5 358	244

Non-mobile revenues	161	—	540	—
Total revenues 1)	1 617	48	5 898	244

1) Of which internal revenues	42	24	159	124

EBITDA	326	(309)	1 108	(476)
Depreciation and amortization 2)	405	—	1 593	—
Write-downs	—	—	6	—
Operating loss	(79)	(309)	(491)	(476)

2) Of which amortization of Telenor’s net excess values	68	—	444	—

EBITDA/Total revenues (%)	20.2	nm	18.8	nm
Capex	224	—	608	—
Investments in businesses	(241)	—	7 506	—
ARPU – monthly (NOK)	260	136	251	158
No. of subscriptions (in thousands)			1 733	95

Mobile Sweden is consolidated with effect from 5 January 2006. Compared to the fourth quarter of 2005, the Norwegian Krone depreciated against the Swedish Krone by approximately 8% in the fourth quarter of 2006.
The following comments are related to the fourth quarter of 2006-compared to the third quarter of 2006.
•	The number of subscriptions increased by 25,000, while the estimated market share remained stable at 17% compared to the previous quarter.

•	Mobile revenues from own subscriptions in local currency increased by 2% as a result of increased usage, partially offset by lower average prices. Total revenues remained stable.

•	The reduction in EBITDA margin was mainly due to higher costs related to sales and marketing activities including the introduction of the Glocalnet mobile brand. This was partially offset by reversal of previously expensed costs for workforce reductions.

•	The fourth quarter of 2005 included a loss on the MVNO agreement of NOK 291 million.

•	In the fourth quarter of 2006, investments in businesses for 2006 were reduced following the final settlement of the purchase of Vodafone.

Central Eastern European Operations
Kyivstar – Ukraine

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Subscription and traffic	2 347	1 720	8 369	5 122
Interconnection revenues	616	606	2 312	1 888
Mobile revenues company’s subscriptions	2 963	2 326	10 681	7 010

Other mobile revenues	43	33	211	158
Total mobile revenues	3 006	2 359	10 892	7 168

Non-mobile revenues	16	31	64	104
Total revenues 1)	3 022	2 390	10 956	7 272

1) Of which internal revenues	3	1	9	6

EBITDA	1 661	1 359	6 516	4 050
Depreciation and amortization 2)	430	325	1 585	1 209
Write-downs	18	15	31	15
Operating profit	1 213	1 019	4 900	2 826

2) Of which amortization of Telenor’s net excess values	24	24	94	93

EBITDA/Total revenues (%)	55.0	56.9	59.5	55.7
Operating profit/ Total revenues (%)	40.1	42.6	44.7	38.9
Capex	1 039	890	3 631	3 650
ARPU – monthly (NOK)	52	64	54	61
No. of subscriptions (100% in thousands)			21 510	13 925

At the end of the fourth quarter of 2006, Telenor’s ownership interest in Kyivstar was 56.5%. Compared to the fourth quarter of 2005, the Norwegian Krone appreciated against the Ukrainian Hryvnia by approximately 4% in the fourth quarter of 2006.
•	The strong growth in the Ukrainian market continued in the fourth quarter. The number of subscriptions in Kyivstar increased by 3.8-million during the fourth quarter of 2006 and by 7.6 million compared to the fourth quarter of 2005.

•	Kyivstar maintained its market leader position with an estimated market share of 43%, a reduction of 0.5 percentage point compared to the previous quarter.

•	ARPU in local currency decreased by 15% mainly due to lower average prices and seasonal campaigns.

•	Total revenues in local currency increased by 31%, primarily related to the growth in the number of subscriptions, partially offset by reduction in ARPU.

•	EBITDA in local currency increased by 26% as a result of higher- revenues, while the EBITDA margin decreased due to higher costs, including costs related to sales and marketing activities.

•	Depreciation and amortization increased as a result of increased capital expenditure in the preceding quarters.

•	Higher capital expenditure was mainly related to increased capacity to accommodate the subscription growth.

•	There are litigation and arbitration proceedings pending in New York involving Kyivstar’s shareholders relating to Kyivstar’s shareholders agreement. Further proceedings have recently been brought in Ukrainian courts by Storm LLC (43.5% shareholder in Kyivstar) and a related party challenging the authority of the company to appoint auditors. An injunction from Krasnolutsk City Court of Lugansk Region has been issued that, among other things, purports to prohibit Kyivstar’s management from providing financial information to Kyivstar’s international auditors, the company’s shareholders, including Telenor, from using financial information already provided by Kyivstar and Kyivstar and Telenor’s auditors from carrying out any audit work in relation to Kyivstar’s year-end IFRS financial statements. Telenor is contesting these actions. As a result of not having the ability to obtain relevant financial information from Kyivstar, the information contained in Telenor’s fourth quarter results relating to Kyivstar is based on estimated figures. Actual results could differ from these estimates.
Pannon – Hungary

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Subscription and traffic	1 030	960	3 809	3 768
Interconnection revenues	453	431	1 668	1 735
Mobile revenues company’s subscriptions	1 483	1 391	5 477	5 503

Other mobile revenues	30	20	133	144
Total mobile revenues	1 513	1 411	5 610	5 647

Non-mobile revenues	134	154	341	414
Total revenues 1)	1 647	1 565	5 951	6 061

1) Of which internal revenues	6	4	14	10

EBITDA	517	534	2 205	2 185
Depreciation and amortization 2)	294	285	1 078	1 171
Write-downs	26	4	59	7
Operating profit	197	245	1 068	1 007

2) Of which amortization of Telenor’s net excess values	86	84	328	345

EBITDA/Total revenues (%)	31.4	34.1	37.1	36.1
Operating profit/Total revenues (%)	12.0	15.7	17.9	16.6
Capex	145	261	619	763
ARPU – monthly (NOK)	161	162	154	162
No. of subscriptions (in thousands)			3 153	2 929

Compared to the fourth quarter of 2005, the Norwegian Krone depreciated against the Hungarian Forint by approximately 1% in the fourth quarter of 2006.
•	The number of subscriptions increased by 172,000 achieving the highest net additions amongst the operators in the last quarter of 2006.

•	Pannon’s market share increased to around 34% compared to the previous quarter.

•	Total mobile revenues in local currency increased by 6% mainly due to a higher share of contract subscriptions and higher inter-connection revenues due to growth in incoming traffic.

•	The EBITDA margin declined mainly due to higher interconnection costs and sales and marketing related costs. The fourth quarter of 2006 included a provision for Universal Services Obligations for 2003, while the fourth quarter of 2005 included a reversal of previously expensed Universal Service Obligations for 2004. Adjusted for this, the EBITDA margin decreased by approximately 1 percentage point.

•	Write-downs include obsolete core and radio network assets as a result of converting the network to EDGE capability.

•	Capital expenditure decreased due to reduced network roll-out.
Telenor – Serbia

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Total revenues	551	—	726	—
EBITDA	206	—	309	—
Operating profit 1)	46	—	132	—

Capex	114	—	163	—
Investments in businesses	1	—	11 981	—
No. of subscriptions (in thousands)			2 464	—
1) Includes amortization of Telenor’s net excess values	32	—	37	—

Telenor – Serbia is consolidated from 1 September 2006 and is part of ‘Other mobile operations’ in the table on page 17. Compared to the third quarter of 2006, the Norwegian Krone depreciated against the Serbian Dinar by approximately 8% in the fourth quarter of 2006.

•	In the fourth quarter of 2006 the number of subscriptions increased by 180,000 leading to an-estimated market share of around 41%.

•	The EBITDA margin of 37% reflects an increased activity level, including sales and marketing activities, compared to the previous quarter.

•	Since the acquisition, several activities related to the turnaround of the operation have been implemented, including establishing-distribution channels, re-branding and launch of marketing campaigns. Most of these activities will continue in 2007.
Promonte – Montenegro

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Total revenues	148	112	612	519
EBITDA	65	47	307	260
Operating profit 1)	24	7	151	95

Capex	41	21	76	38
No. of subscriptions (in thousands)			365	310
1) Includes amortization of Telenor’s net excess values	20	20	80	80

Compared to the fourth quarter of 2005, the Norwegian Krone depreciated against the Euro, which is the functional currency of Promonte, by approximately 4% in the fourth quarter of 2006. Promonte is part of ‘Other mobile operations’ in the table on page 17.
•	In the fourth quarter of 2006 the number of subscriptions decreased by 114,000, which was mainly related to the end of the tourist season.

•	Total revenues in local currency increased by 26% while EBITDA margin improved by 2 percentage points.

•	An International Public Tender for 3G licences and a third 2G licence was published 11 November 2006, aiming submission of bids by 14 February 2007. Selection of bidders will be made by 15 March 2007. Promonte submitted a bid within the deadline 14 February.

Asian Operations
DTAC – Thailand

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Subscription and traffic	1 991	1 074	7 490	1 074
Interconnection revenues	39	25	146	25
Mobile revenues company’s subscriptions	2 030	1 099	7 636	1 099

Other mobile revenues	109	74	418	74
Total mobile revenues	2 139	1 173	8 054	1 173

Non-mobile revenues	19	18	70	18
Total revenues 1)	2 158	1 191	8 124	1 191

1) Of which internal revenues	11	6	36	6

EBITDA	795	445	2 944	445
Depreciation and amortization 2)	385	220	1 413	220
Operating profit	410	225	1 531	225

2) Of which amortization of Telenor’s net excess values	53	35	205	35

EBITDA/Total revenues (%)	36.8	37.4	36.2	37.4
Operating profit/Total revenues (%)	19.0	18.9	18.8	18.9
Capex	737	146	2 450	146
Investments in businesses	—	2 664	116	2 664
ARPU – monthly (NOK)	59	66	61	66
No. of subscriptions (100% in thousands)			11 869	8 677

At the end of the fourth quarter of 2006, Telenor’s economic stake in DTAC was 73.2%. Compared to the third quarter of 2006, the Norwegian Krone depreciated against the Thai Baht by approximately 5% in the fourth quarter of 2006. The preceding table shows figures for DTAC from the time of consolidation, 26 October 2005.
The following comments are made against the third quarter of 2006.
•	DTAC increased the number of its subscriptions by 628,000 and is estimated to have maintained its market share at around 31%.

•	Despite a high increase in average usage, ARPU in local currency declined by 4%, due to lower average prices. Total revenues in local currency increased by 1%, which was primarily driven by the increase in total number of subscriptions.

•	EBITDA margin increased by 1 percentage point. The revenue share, which DTAC is required to pay to the Communications Authorities of Thailand (CAT Telecom) on a material part of its services, increased as scheduled from 20% to 25% from 16 September 2006. The full impact of this increase in the fourth quarter was more than offset by the amendment of access charge payments with interconnection costs (interconnection and transit) to the fixed line operator TOT.

•	Capital expenditure increased following continuous investments in network capacity and network expansion to accommodate the increasing subscription base and usage.

•	The National Telecommunications Commission (NTC) in Thailand has approved DTAC’s Reference Interconnect Offer and, on 4 October 2006, DTAC requested bilateral negotiations with the other fixed and mobile operators in Thailand. On 17 November 2006, DTAC signed an interconnection agreement with the mobile operator True Move, on 30 November 2006 with AIS and on 22 December with the broadband operator Triple T. The interconnection rates between DTAC and AIS / True Move have been set at THB 1 per minute and the companies expect to start billing for traffic in the first quarter of 2007.

•	On 17 November 2006, DTAC informed TOT that the terms in respect to the Access Charge Agreement are no longer enforceable as they are contrary to the law. From 18 November 2006, the access charge agreement has been amended to reflect the new NTC approved Reference Interconnect Offer rates.

DiGi – Malaysia

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Subscription and traffic	1 488	1 198	5 453	3 949
Interconnection revenues	144	159	575	594
Mobile revenues company’s subscriptions	1 632	1 357	6 028	4 543

Other mobile revenues	8	18	82	65
Total mobile revenues	1 640	1 375	6 110	4 608

Non-mobile revenues	59	77	263	324
Total revenues 1)	1 699	1 452	6 373	4 932

1) Of which internal revenues	1	2	6	4

EBITDA	824	632	2 945	2 142
Depreciation and amortization 2)	328	273	1 103	1 038
Write-downs	(1)	3	7	5
Operating profit	497	356	1 835	1 099

2) Of which amortization of Telenor’s net excess values	4	4	15	51

EBITDA/Total revenues (%)	48.5	43.5	46.2	43.4
Operating profit/Total revenues (%)	29.3	24.5	28.8	22.3
Capex	513	574	1 309	1 170
ARPU – monthly (NOK)	96	102	94	98
No. of subscriptions (100% in thousands)			5 312	4 795

At the end of the fourth quarter of 2006, Telenor’s ownership interest in DiGi was 61.0%. Compared to the fourth quarter of 2005, the Norwegian Krone remained stable against the Malaysian Ringgit in the fourth quarter of 2006.
•	Adjusted for the termination of around 500,000 subscriptions following the mandatory prepaid registration in Malaysia, the number of subscriptions increased by 230,000 during the fourth quarter of 2006.

•	ARPU measured in local currency declined by 6% primarily due to lower incoming traffic combined with a reduction in interconnect access prices.

•	Total revenues measured in local currency increased by 17% driven by an 11% increase in the subscription base.

•	EBITDA margin improved by 5 percentage points primarily contributed by higher revenues. A reduction in provision for licence fees for 2006 affected the EBITDA margin positively by approximately 2 percentage points. Measured in local currency, EBITDA increased by 30%.

•	Depreciation and amortization increased primarily due to accelerated depreciation resulting from the re-assessment of assets useful lives with effect from 1 July 2006.

•	Capital expenditure declined mainly due to a higher roll-out volume and completion of capacity upgrades in the fourth quarter of 2005.

Grameenphone – Bangladesh

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Subscription and traffic	1 106	769	3 920	2 741
Interconnection revenues	114	63	359	188
Mobile revenues company’s subscriptions	1 220	832	4 279	2 929

Other mobile revenues	4	6	18	22
Total mobile revenues	1 224	838	4 297	2 951

Non-mobile revenues	5	12	17	19
Total revenues 1)	1 229	850	4 314	2 970

1) Of which internal revenues	—	1	1	1

EBITDA	724	455	2 516	1 559
Depreciation and amortization	204	166	680	439
Operating profit	520	289	1 836	1 120

EBITDA/Total revenues (%)	58.9	53.5	58.3	52.5
Operating profit/Total revenues (%)	42.3	34.0	42.6	37.7
Capex	683	1 153	2 023	2 596
ARPU – monthly (NOK)	41	56	44	68
No. of subscriptions (100% in thousands)			10 759	5 542

At the end of the fourth quarter of 2006, Telenor’s ownership interest in Grameenphone was 62.0%. Compared to the fourth quarter of 2005, the Norwegian Krone appreciated against the Bangladeshi Taka by approximately 6% in the fourth quarter of 2006.
•	The number of subscriptions increased by almost 1.4 million in the fourth quarter of 2006 and by 5.2 million from the fourth quarter of 2005.

•	Grameenphone’s estimated market share remained stable at 63%.

•	ARPU in local currency decreased by 22% primarily due to decreasing average prices.

•	Measured in local currency, total revenues increased by 57% mainly due to the subscription growth. This was partially offset by reduction in ARPU.

•	The EBITDA margin increased by 5 percentage points due to higher revenues and reversal of provisions. The fourth quarter of 2005 was positively affected by a change in accounting treatment of operating lease. The normalized EBITDA margin is estimated at 52%.

•	Depreciation and amortization increased as a result of increased capital expenditure, as well as a reduction in useful life for certain assets.

•	Capital expenditure decreased primarily due to the change in accounting treatment of operating lease in the fourth quarter of 2005.

•	From January 2007, the inter-operator mobile call termination price in Bangladesh changed from Taka 0.90 peak time and Taka 0.50 off peak time to a flat rate of Taka 0.66.
Telenor – Pakistan

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Subscription and traffic	394	91	1 002	167
Interconnection revenues	83	45	275	93
Mobile revenues company’s subscriptions	477	136	1 277	260

Other mobile revenues	3	—	7	—
Total mobile revenues	480	136	1 284	260

Non-mobile revenues	6	4	15	5
Total revenues 1)	486	140	1 299	265

1) Of which internal revenues	4	3	11	11

EBITDA	(47)	(133)	(328)	(572)
Depreciation and amortization	136	85	449	226
Operating loss	(183)	(218)	(777)	(798)

Capex	847	496	2 653	1 843
ARPU – monthly (NOK)	28	30	29	19
No. of subscriptions (100% in thousands)			6 661	1 868

Compared to the fourth quarter of 2005, the Norwegian Krone appre-ciated against the Pakistani Rupi by approximately 6% in the fourth-quarter of 2006. Telenor – Pakistan is part of ‘Other mobile operations’ in the table on page 17.
•	Telenor – Pakistan experienced a significant growth in the number of subscriptions with net additions of 2.1 million during this quarter alone and an increase of almost 5 million compared to the fourth quarter of 2005.

•	Telenor – Pakistan’s estimated market share increased significantly by 3 percentage points to 14% from the previous quarter.

•	Despite the high subscription growth, ARPU in local currency increased by 3% compared to the third quarter of 2006.

•	Compared to the third quarter of 2006, total revenues in local-currency increased by 46% mainly due to the subscription growth. EBITDA improved further, mainly due to higher revenues.

•	Capital expenditure was related to the roll-out of the mobile network.

Fixed

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Revenues
Norway	3 867	4 186	15 824	16 867
Other operations	1 145	887	4 167	2 581
Eliminations	(45)	(48)	(117)	(135)
Total revenues 1)	4 967	5 025	19 874	19 313

1) Of which internal revenues	460	602	1 919	2 173

EBITDA	1 269	1 543	6 066	5 885
Depreciation and amortization 2)	821	850	3 084	3 236
Write-downs 3)	57	609	81	587
Operating profit	391	84	2 901	2 062

2) Of which amortization of Telenor’s net excess values	73	(6)	191	66
3) Of which write-downs of Telenor’s net excess values	—	10	—	(24)

EBITDA/Total revenues (%)	25.5	30.7	30.5	30.5
Operating profit/Total revenues (%)	7.9	1.7	14.6	10.7
Capex	702	1 237	2 523	2 776
Investments in businesses	90	(20)	628	5 816

Fixed – Norway

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Revenues
Telephony	1 477	1 751	6 308	7 232
xDSL/Internet	611	536	2 339	2 039
Data services	209	238	827	963
Other revenues	323	366	1 280	1 465
Total retail revenues	2 620	2 891	10 754	11 699

Wholesale revenues	1 247	1 295	5 070	5 168
Total revenues 1)	3 867	4 186	15 824	16 867

1) Of which internal revenues	508	623	2 080	2 190

EBITDA	1 150	1 377	5 417	5 701
Depreciation and amortization 2)	559	692	2 262	2 707
Write-downs 3)	—	(1)	13	(25)
Operating profit	591	686	3 142	3 019

2) Of which amortization of Telenor’s net excess values	4	—	4	—
3) Of which write-downs of Telenor’s net excess values	—	(2)	—	(36)

EBITDA/Total revenues (%)	29.7	32.9	34.2	33.8
Operating profit/Total revenues (%)	15.3	16.4	19.9	17.9
Capex	528	917	1 732	2 169
Investments in businesses	87	—	88	44
No. of subscriptions (in thousands):
Telephony			1 480	1 622
– of which PSTN			965	1 089
– of which ISDN			413	509
– of which VoIP			102	24
xDSL subscriptions			572	475

•	Measured in traffic minutes, Telenor’s estimated market share was 65%, while the estimated market share for xDSL in the retail market was 57%, both in line with the previous quarter.

•	Total revenues decreased by 7.6%. Adjusted for the outsourcing of contractor activities from 1 April 2006, total revenues decreased by 5.5%. Adjusted total revenues for the full year 2006 decreased by 4.6% compared to the full year 2005.

•	Revenues from telephony decreased due to a reduction in the-number of subscriptions, lower traffic volumes and price reductions implemented from 1 September 2006. The number of PSTN/ISDN subscriptions decreased primarily due to migration to VoIP telephony with other fixed network operators, as well as a decrease in the total market. Lower traffic volumes were due to the decrease in the-number of telephony subscriptions and the number of minutes per subscription. The latter was mainly due to migration of traffic from fixed to mobile telephony.

•	Revenues from xDSL/Internet increased due to growth in the number of xDSL subscriptions. This was partially offset by reduction in revenues from dial-up Internet traffic and Internet subscriptions.

•	The decrease in Other revenues was mainly related to lower intra-group sales and lower revenues from large installation contracts.

•	Wholesale revenues, adjusted for the outsourcing of contractor activities from 1 April 2006, increased mainly as a result of growth in the number of subscriptions partially offset by price reductions.

•	The decrease in EBITDA margin was primarily due to decreased gross margin and high costs related to operational conditions in the network, partially offset by lower operating expenses. Total operating expenses declined mainly due to reduction in the number of man-years.

•	The decrease in depreciation and amortization was primarily due to lower capital expenditure in recent years. This was partially offset by increased amortization for expenses associated with transactions that provide the rights to use assets, such as local loop unbundling, and decreased estimated useful life for some IT-systems.

•	Capital expenditure decreased primarily due to the change in accounting treatment of prepaid costs in leases in the fourth quarter of 2005, which increased capital expenditure by NOK 463 million.

Fixed – Other operations

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Revenues
Fixed Sweden	926	676	3 376	2 096
Fixed Denmark	219	164	773	306
Other countries/eliminations	—	47	18	179
Total revenues 1)	1 145	887	4 167	2 581

1) Of which internal revenues	(4)	27	(44)	118

EBITDA
Fixed Sweden	63	183	400	158
Fixed Denmark	62	49	237	97
Other countries/eliminations	3	(66)	12	(70)
Total EBITDA	128	166	649	185

Depreciation and amortization 2)	262	158	822	528
Write-downs 3)	57	614	68	617
Operating loss	(191)	(606)	(241)	(960)

Of which:
Fixed Sweden	(145)	(549)	(219)	(866)
Fixed Denmark	(49)	27	(30)	29
Other countries/eliminations	3	(84)	8	(123)
2) Of which amortization of Telenor’s net excess values	69	(6)	187	66
3) Of which write-downs of Telenor’s net excess values	—	12	—	12

Capex
Fixed Sweden	114	255	582	485
Fixed Denmark	60	57	209	97
Other countries	—	8	—	25

Bredbandsbolaget and Glocalnet are consolidated with effect from 8 July 2005 and 1 March 2006, respectively. As of 31 December 2006 Telenor’s ownership interest in Glocalnet was 98.8%. Cybercity is consolidated in Fixed Denmark with effect from 5 July 2005. Compared to the fourth quarter of 2005, the Norwegian Krone depreciated against the Swedish Krone by approximately 8% and against the Danish Krone by approximately 4% in the third quarter of 2006. Operations in Other countries were sold with effect from 30 January 2006.

Fixed Sweden
•	Revenues, adjusted for the acquisition of Glocalnet, increased due to growth in the number of subscriptions. In the fourth quarter of 2006, the number of xDSL subscriptions increased by 20,000 to 403,000, while the number of LAN subscriptions increased by 7,000 to 172,000.

•	EBITDA, adjusted for the acquisition of Glocalnet, decreased due to positive effects in the fourth quarter of 2005 related to the change in accounting treatment of transactions that provide the rights to use assets, such as local loop unbundling. In the fourth quarter of 2006 EBITDA was negatively affected by a loss on a rental contract of NOK 65 million.

•	Write-downs in the fourth quarter of 2005 were mainly related to fixed assets in Telenor AB.

•	On 1 January 2007 Spray Telecom AB was acquired for SEK 172-million.
Fixed Denmark
•	Revenues increased due to growth in the number of xDSL and VoIP subscriptions, partially offset by lower prices on xDSL subscriptions.

•	EBITDA increased mainly due to higher revenues.

•	The number of xDSL subscriptions increased by 10,000 to 174,000 and the number of VoIP subscriptions increased by 11,000 to 63,000.

•	Write-downs in the fourth quarter of 2006 were related to goodwill due to recognition of not previously recognised deferred taxes in the business combination of Cybercity. According to IFRS, the acquirer shall write down the carrying amount of goodwill with the same amount as not previously recognised deferred tax assets are recognised as a tax income.

Broadcast

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Revenues
Distribution	1 356	1 190	5 197	4 615
Transmission	332	313	1 280	1 207
Other/Eliminations	(33)	(37)	(168)	(173)
Total revenues 1)	1 655	1 466	6 309	5 649

1) Of which internal revenues	52	35	164	131

EBITDA
Distribution	57	147	810	818
Transmission	183	183	748	713
Other/Eliminations	20	1	32	(15)
Total EBITDA	260	331	1 590	1 516

Depreciation and amortization 2)	152	144	606	554
Write-downs 3)	15	(57)	18	(53)
Operating profit	93	244	966	1 015

Of which:
Distribution	(12)	13	563	494
Transmission	97	240	413	564
Other/Eliminations	8	(9)	(10)	(43)
2) Of which amortization of Telenor’s net excess values	2	14	27	56
3) Of which write-downs of Telenor’s net excess values	—	75	—	75

EBITDA/Total revenues (%)	15.7	22.6	25.2	26.8
Operating profit/Total revenues (%)	5.6	16.6	15.3	18.0
Capex	260	133	615	392
Investments in businesses	71	25	219	42
No. of subscribers (in thousands):
DTH pay TV			943	906
Cable TV			696	681
Households in satellite master antenna TV networks			1 155	1 177
Cable TV Internet access			91	73

•	In the fourth quarter of 2006 the number of DTH pay TV subscribers increased by 14,000, the number of Cable TV subscribers increased by 5,000, and the number of Cable TV internet access subscribers increased by 7,000.

•	Total revenues increased primarily due to higher number of subscribers, and higher revenues from the sale of cards and services related to Pay TV access control.

•	The decrease in EBITDA and EBITDA margin was partially driven by free installation and hardware campaigns on DTH and Cable-TV, and the introduction of HDTV in Sweden. Furthermore, the decrease was partially due to higher content costs as a result of renegotiation of the contract with SBS Broadcasting Group/Canal+ with effect from 1 January 2006.

•	Capital expenditure increased due to start up of the construction of the Norwegian digital terrestrial TV (DTT) network in the third quarter of 2006.

•	Telenor, together with TV2 in Norway and Denmark and TV4 in Sweden, acquired the Scandinavian TV distribution rights to UEFA EURO 2008.

•	Telenor, together with Canal+, secured the Nordic TV distribution rights to English F.A. Premier League for three more seasons.

•	Write-downs in the fourth quarter of 2005 were related to reversal of an impairment loss previously recognised.

Other Units

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Revenues
EDB Business Partner	1 599	1 258	5 733	4 991
Venture	149	126	568	490
Corporate functions and Group activities	433	564	2 030	2 266
Other/eliminations	(1)	(24)	(57)	(141)
Total revenues 1)	2 180	1 924	8 274	7 606

1) Of which internal revenues	555	669	2 463	2 907

EBITDA
EDB Business Partner	249	197	620	785
Venture	153	(14)	142	(2)
Corporate functions and Group activities	(251)	(104)	(549)	(77)
Other/eliminations	(137)	(32)	(262)	(149)
Total EBITDA	14	47	(49)	557

Depreciation and amortization 2)	216	195	822	770
Write-downs	19	6	19	6
Operating loss	(221)	(154)	(890)	(219)

Of which
EDB Business Partner	153	96	222	377
Venture	144	(22)	109	(23)
Corporate functions and Group activities	(371)	(192)	(943)	(420)
Other/eliminations	(147)	(36)	(278)	(153)
2) Of which amortization of Telenor’s net excess values	2	—	5	—

Capex from continuing operations	200	252	738	650
Capex from discontinued operations	74	69	186	182
Investments in businesses	99	47	1 674	332

•	In the fourth quarter of 2006, operating profit included gains on-disposal of operations in Venture of NOK 79 million and gains on-disposal of properties of NOK 33 million.

•	Investments in businesses in the fourth quarter of 2006 were mainly related to the acquisitions within EDB Business Partner and the acquisition of the joint venture company AeroMobile Ltd.

EDB Business Partner
•	Revenues and EBITDA increased mainly due to acquisition of operations in the fourth quarter of 2005 and the first half year of 2006.

•	EDB Business Partner has entered into an agreement to purchase 60% of the shares in Infopulse Ukraine, with an option to acquire the remaining shares.
Satellite Services
•	On 25 October 2006, Telenor entered into an agreement with Apax Partners France for the sale of Telenor Satellite Services (TSS) to funds managed by Apax Partners for a cash consideration of USD 400 million. The agreement is expected to be closed during the first half year of 2007. The post tax results from external transactions in TSS are excluded from Continuing Operations and reported separately as results from Discontinued Operations. Prior periods’ profit and loss statements have been reclassified to be comparable. The gain will be recognised when the agreement is closed. Please refer to page 9 for further details about discontinued operations.
Venture
•	Revenues increased mainly due to acquired business.
Corporate Functions and Group Activities
•	The increased EBITDA loss was largely due to lower intra-group revenues.

Other Profit and Loss Items for the Group
Depreciation, amortization and write-downs

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Depreciation 1)	2 432	1 948	8 938	7 854
Amortization 2)	1 644	1 171	5 783	3 427
Total depreciation and amortization	4 076	3 119	14 721	11 281

Write-downs 1)	46	451	150	486
Write-downs of goodwill	67	78	67	44
Write-downs 2)	25	53	41	53
Total write-downs	138	582	258	583

Total depreciation, amortization and write-downs	4 214	3 701	14 979	11 864

1)	Tangible assets (property, plant and equipment)

2)	Other intangible assets and prepaid lease payments.
See page 19 for more specifications.
•	The increase in total depreciation and amortization was primarily due to acquired businesses and increased capital expenditure, partially offset by fully depreciated assets.

•	In general, depreciation and amortization are also affected by changes in exchange rates and investment levels in the previous quarters.

•	Write-downs of tangible assets in the fourth quarter of 2005 were mainly related to Telenor AB.

•	Write-downs of goodwill in the fourth quarter of 2006 were due to recognition of not previously recognised deferred taxes in business combinations. According to IFRS, the acquirer shall write down the carrying amount of goodwill with the same amount as not previously recognised deferred tax assets are recognised as a tax income.
Associated companies

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Telenor’s share of 1)
Profit after taxes	595	236	1 839	1 446
Amortization of Telenor’s net excess values	(6)	(4)	(16)	(46)
Write-downs of Telenor’s net excess values	169	(172)	158	(172)
Gains (losses) on disposal of ownership interests	366	3	372	(1)
Net result from associated companies	1 124	63	2 353	1 227

1)	For certain associated companies, financial statements as of the Group’s balance sheet date are not available. In such instances, the most recent financial statements (as of a date not more than three months prior to the Group’s balance sheet date) are used, and estimates for the last period are made based on publicly available information. Actual figures may deviate from the preliminary figures. The consolidated profit and loss statement contains only the line ‘Net result from associated companies’. The preceding table includes Telenor’s share of profit after taxes from DTAC and UCOM until 26 October 2005. Thereafter DTAC is consolidated, while UCOM is treated as a discontinued operation. Glocalnet is included until 28 February 2006. Thereafter Glocalnet is consolidated as a subsidiary.
•	At the end of the fourth quarter of 2006, Telenor’s ownership interest in VimpelCom in Russia was 29.9%. The value of Telenor’s share of the company, based on the quoted share price as of 31 December 2006, was NOK 30 billion. According to telecom analysts, VimpelCom had approximately 55 million mobile subscriptions at the end of the fourth quarter of 2006.

•	On 30 October 2006, Telenor entered into an agreement to sell its 46.9% ownership interest in Bravida ASA, which has resulted in a gain of NOK 351 million, recognised in the fourth quarter of 2006.
Financial items

	4th quarter		Year
(NOK in millions)	2006	2005	2006	2005

Financial income	526	172	903	440
Financial expenses	(442)	(566)	(2 306)	(1 637)
Net foreign currency gains (losses)	16	(116)	(301)	90
Change in fair value of financial instruments	624	157	1 293	243
Net gains (losses) and write-downs	74	51	1 878	518
Net financial items	798	(302)	1 467	(346)

Gross interest expenses	(701)	(490)	(2 555)	(1 594)
Net interest expenses	(243)	(396)	(1 811)	(1 309)

•	Increased financial income was mainly due to interest income of NOK 280 million related to the tax settlement in the Sonofon case against the Kingdom of Norway.

•	Decreased financial expenses were mainly related to reversal of provision for interest expenses of NOK 304 million related to the Sonofon case, partially offset by increased financial expenses due to increased long-term interest-bearing liabilities following the acquisition of businesses.

•	The change in fair value of financial instruments was primarily related to the total return swap agreement in the underlying VimpelCom share and to derivatives used for economic hedge of interest-bearing liabilities that do not fulfil the requirements for hedge accounting.

Taxes
•	The nominal Norwegian corporate income tax rate is 28%. Taxes in the fourth quarter of 2006 were positively impacted by a tax income of NOK 2,414 million related to the Sonofon case. In the fourth quarter of 2006, the Telenor Group reported a tax income of NOK 1,016 million.

•	The estimated effective tax rate for the Telenor Group for the fiscal year 2006 is approximately 15% of profit before taxes. The low effective tax rate for the full year was mainly due to the tax free gain on the sale of shares in Inmarsat of NOK 1.8 billion in the first quarter and the tax income of NOK 2.4 billion related to the Sonofon case that was recognised in the fourth quarter.

•	Adjusted for these effects, the effective tax rate for 2006 is approximately 30%. The effective tax rate is also affected by taxes related to companies outside Norway and non-deductible expenses.

•	The actual effective tax rate for 2006 may deviate from the estimated rate.

Balance sheet
•	Total assets as of 31 December 2006 decreased by NOK 4.8 billion compared to 30 September 2006, primarily due to down payment of debt in the fourth quarter.

•	Net interest-bearing liabilities decreased by NOK 4.1 billion in the quarter to NOK 43.2 billion as of 31 December 2006.

•	Assets and liabilities directly associated with those assets that will be transferred in connection with the sale of Telenor Satellite Services (TSS) are presented separately as held for sale in the balance sheet. As a consequence of this, non-current assets of NOK 1,194 million and current assets of NOK 925 million were reclassified to Assets held for sale in the fourth quarter of 2006. Correspondingly, NOK 718 million in current and non-current liabilities related to TSS were reclassified to Liabilities held for sale. For more information regarding Discontinued Operations, see further explanation under Discontinued Operations below.

•	The provisionally purchase price allocation of Mobile Sweden and Telenor Serbia has been revised during the fourth quarter of 2006, and resulted in a reduction of goodwill by NOK 545 million in the fourth quarter of 2006. The increase in intangible assets was mainly related to the same adjustment. The provisionally purchase price allocation is still due for adjustments.

•	Translation differences increased equity in the fourth quarter of 2006 by NOK 1.0 billion, due to the depreciation of the Norwegian Krone compared to most of the functional currencies of Telenor’s foreign subsidiaries and associated companies as of 31 December 2006, compared to 30 September 2006.
Discontinued Operations
•	Discontinued operations remain consolidated in the Group’s financial statements, which means that any internal transactions between continuing and discontinued operations are eliminated as usual in the consolidation. As a consequence, the amounts ascribed to continuing and discontinued operations are revenues and expenses only from external transactions. Prior period’s profit and loss statements have been reclassified to be comparable. This means that the results presented for continuing and discontinued operations do not indicate the profit of these operations, as if they were stand-alone entities, for past or future periods. External assets and liabilities are presented separately as held for sale in the balance sheet with effect from the time Telenor entered into the agreement. However, internal assets and liabilities have not been reclassified. The balance sheet has not been reclassified for prior periods.
US GAAP
•	Net income and equity according to United States Generally Accepted Accounting Principles (US GAAP) will be published in Form 20-F for 2006.

Outlook for 2007

Based upon the current group structure:
•	In 2007 we expect a growth in reported revenues of between 15% and 20%.

•	The EBITDA margin before other income and expenses is expected to be around 35%.

•	We expect capital expenditure as a proportion of revenues to be around 20% in 2007, mainly driven by high subscription growth within our mobile operations in emerging markets.

•	The effects from the introduction of an interconnect regime in Thailand, both when it comes to timing as well as magnitude, represents the main uncertain factor related to Telenor’s outlook for 2007.

•	A growing share of Telenor’s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
Telenor (the Group) consists of Telenor ASA (the Company) and its-subsidiaries. Telenor ASA is a limited company, incorporated in Norway. The condensed consolidated interim financial statements consist of the Group and the Group’s interest in associated companies and joint ventures.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS34 Interim Financial Reporting. They do not include all of the information required for full annual consolidated-financial statements, and should be read in conjunction with consolidated financial statements of the Group as at and for the year ended 31 December 2005. These condensed consolidated interim financial-statements are unaudited.
This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section ‘Outlook for 2007’ contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s 2005 Annual Report on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings ‘Cautionary Statement Regarding Forward-Looking Statements’ and ‘Risk Factors’ (available at www.telenor.com/ir/).
Barcelona, 15 February 2007
The Board of Directors of Telenor ASA

Definitions
–	Underlying growth is defined as revenue growth adjusted for the effects of acquisition and disposal of operations and currency effects.

–	For reconciliation of EBITDA before other income and expenses and adjusted operating profit, see the table ‘Reconciliations’ on page 19.

–	Capital expenditure (Capex) is investments in tangible and-intangible assets.

–	Investments in businesses comprise acquisitions of shares and-participations, including acquisitions of subsidiaries and businesses not organised as separate companies.

–	Operating cash flow is defined as EBITDA – Capex.
Mobile Operations
Revenues
Subscription and traffic
– consist of subscription and connection fees,-revenues from voice-outgoing airtime, non-voice traffic, outbound roaming and other mobile service revenues. Subscription and traffic includes only -revenues from-the company’s own subscriptions..
Interconnection revenues
– consist of revenues from incoming traffic. Revenues from incoming traffic related to service provider-subscriptions are not included.
Other mobile revenues
– consist of inbound roaming, national roaming and revenues related to service providers and MVNOs (Mobile Virtual Network Operators).
Non-mobile revenues
– consist of revenues from customer equipment and businesses that are not directly related to mobile operations.
Key Figures
Subscriptions
Contract subscriptions are counted until the-subscription is terminated.
Prepaid subscriptions are counted as active if there has been outgoing or incoming traffic or if the SIM-card has been reloaded during the last three months. Service provider and MVNO subscriptions are not included. Data only SIM-cards are included, but SIM-cards used for telemetric applications are excluded. Telemetric is defined as machine-to-machine SIM-cards (M2M), for example, vending machines and meter readings.
Average traffic minutes per-subscription per month (AMPU) Traffic minutes per subscription per month are calculated based on total outgoing and incoming rated minutes from the company’s own subscriptions. This includes zero rated minutes and outgoing minutes from own subscriptions while roaming. Outgoing and incoming minutes related to inbound roaming, national roaming, service providers and MVNOs are not included.
Average revenue per subscription per month (ARPU) ARPU is calculated based on mobile revenues from the company’s own subscriptions, divided by the average number of subscriptions for the relevant period.
‘Mobile revenues company’s subscriptions’ consist of ‘Subscription and traffic’ and ‘Interconnection revenues’ and do not include revenues from inbound roaming, national roaming, service providers, MVNOs, sale of-customer equipment and incoming traffic related to service provider-subscriptions.
Fixed – Norway
Revenues
Telephony
– consist of subscription and connection fee, traffic (fixed to fixed, fixed to mobile, to other countries, value added services, other traffic) for PSTN/ISDN and Voice over Internet Protocol (VoIP).
xDSL/Internet
– consist of subscription fee for xDSL and Internet and traffic charges for Internet traffic (810/815).
Data services
– consist of Nordicom, Frame relay and IP-VPN.
Other revenue
– consist of leased lines, managed services and other retail products.

Wholesale revenues
– consist of sale to service providers of telephony (PSTN/ISDN) and xDSL, national and international interconnect, transit traffic, leased lines, other wholesale products and contractor services.
Broadcast
Revenues
Distribution
– consist of revenues from Pay TV subscribers and basic tier households on DTH (direct to home), cable TV subscribers, households in SMATV networks and DTT (Digital terrestrial TV) Pay TV subscribers.
Transmission
– consist of revenues from satellite services from satellite position 1-degree west and revenue from-terrestrial radio and TV transmission in Norway.
Other
– consist of revenues from conditional access systems and revenue not directly related to Distribution and Transmission services

Telenor Mobile — Norway

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Subscription and traffic	1 846	1 968	2 044	2 021	1 927	2 003	2 098	2 120	2 023	2 170	2 264	2 125
Interconnection revenues	378	402	403	430	407	452	441	454	446	474	443	452
Mobile revenues company’s subscriptions	2 224	2 370	2 447	2 451	2 334	2 455	2 539	2 574	2 469	2 644	2 707	2 577

Other mobile revenues	304	405	434	370	362	453	484	526	532	505	624	530
Total mobile revenues	2 528	2 775	2 881	2 821	2 696	2 908	3 023	3 100	3 001	3 149	3 331	3 107

Non-mobile revenues	276	179	128	142	142	141	98	135	104	124	127	119

Total revenues 1)	2 804	2 954	3 009	2 963	2 838	3 049	3 121	3 235	3 105	3 273	3 458	3 226

1) Of which internal revenues	311	315	311	289	278	313	299	281	266	257	221	215

EBITDA	1 002	1 081	1 103	1 119	1 001	1 066	1 218	1 186	1 323	1 365	1 513	1 293
Depreciation and amortization 1)	239	275	267	281	213	230	224	222	216	215	206	216
Write-downs 2)	—	1	3	11	- 2	12	4	2	—	33	—	4

Operating profit	763	805	833	827	790	824	990	962	1 107	1 117	1 307	1 073

1) Of which amortization of Telenor’s net excess values	—	—	—	1	1	1	1	1	1	1	1	(3)
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	35.7	36.6	36.7	37.8	35.3	35.0	39.0	36.7	42.6	41.7	43.8	40.1
Operating profit/Total revenues (%)	27.2	27.3	27.7	27.9	27.8	27.0	31.7	29.7	35.7	34.1	37.8	33.3
Capex	214	255	332	172	194	343	220	461	129	143	220	272
Investments in businesses	—	—	—	52	—	—	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)	2 378	2 451	2 562	2 645	2 635	2 687	2 736	2 731	2 722	2 709	2 711	2 723
- of which prepaid	1 091	1 118	1 178	1 228	1 218	1 267	1 285	1 222	1 185	1 133	1 097	1 053
Average traffic minutes per subscription per month (AMPU) in the quarter	179	187	187	182	175	191	186	184	186	196	199	205
Average revenue per subscription per month (ARPU) in the quarter	315	332	328	318	297	308	314	317	305	324	331	316
- of which contract	464	491	499	491	453	465	475	472	446	461	469	441
- of which prepaid	147	146	129	119	117	129	133	136	126	141	134	127

     Sonofon — Denmark

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Subscription and traffic	274	496	541	502	571	595	600	595	622	630	693	693
Interconnection revenues	140	280	274	292	300	328	325	347	348	338	327	355
Mobile revenues company’s subscriptions	414	776	815	794	871	923	925	942	970	968	1 020	1 048

Other mobile revenues	97	161	170	143	143	158	181	156	145	152	169	162
Total mobile revenues	511	937	985	937	1 014	1 081	1 106	1 098	1 115	1 120	1 189	1 210

Non-mobile revenues	159	288	281	306	179	227	250	236	238	227	239	263

Total revenues 1)	670	1 225	1 266	1 243	1 193	1 308	1 356	1 334	1 353	1 347	1 428	1 473

1) Of which internal revenues	4	8	21	20	20	35	43	34	30	48	55	63

EBITDA	167	238	260	16	253	308	307	308	305	307	390	378
Depreciation and amortization 1)	189	355	369	277	353	328	308	296	286	271	280	291
Write-downs 2)	—	—	—	3 290	—	—	—	—	—	—	—	—

Operating profit / (loss)	- 22	- 117	- 109	- 3,551	- 100	- 20	- 1	12	19	36	110	87

1) Of which amortization of Telenor’s net excess values	75	160	160	156	157	134	131	133	137	132	138	139
2) Of which write-downs of Telenor’s net excess values	—	—	—	3 075	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	24.9	19.4	20.5	1.3	21.2	23.5	22.6	23.1	22.5	22.8	27.3	25.7
Operating profit/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	0.9	1.4	2.7	7.7	5.9
Capex	66	144	102	76	28	140	137	757	109	170	168	251
Investments in businesses	3 641	145	—	—	—	—	—	4	—	—	—	—

No. of mobile subscriptions (in thousands)	987	1 203	1 253	1 275	1 232	1 250	1 261	1 284	1 299	1 310	1 342	1 398
- of which prepaid	250	451	485	462	413	420	420	425	429	436	464	491
Average traffic minutes per subscription per month (AMPU) in the quarter	147	157	139	151	153	182	183	195	200	209	203	205
Average revenue per subscription per month (ARPU) in the quarter	250	233	219	207	229	253	243	246	250	248	257	255
- of which contract	287	291	281	267	284	306	292	285	292	290	306	307
- of which prepaid	135	111	120	111	126	146	146	166	164	163	161	159

Telenor Mobile — Sweden

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Subscription and traffic	32	34	37	38	37	33	34	26	902	972	1 050	1 083
Interconnection revenues	9	15	13	15	15	18	15	12	206	235	219	255
Mobile revenues company’s subscriptions	41	49	50	53	52	51	49	38	1 108	1 207	1 269	1 338

Other mobile revenues	5	6	11	8	11	14	19	10	89	96	133	118
Total mobile revenues	46	55	61	61	63	65	68	48	1 197	1 303	1 402	1 456

Non-mobile revenues	—	—	—	—	—	—	—	—	104	127	148	161

Total revenues 1)	46	55	61	61	63	65	68	48	1 301	1 430	1 550	1 617

1) Of which internal revenues	14	21	27	25	28	33	39	24	48	27	42	42

EBITDA	-25	-36	-45	-619	-10	-18	-139	-309	170	241	371	326
Depreciation and amortization 1)	8	7	8	26	0	0	0	0	358	395	435	405
Write-downs 2)	0	0	0	75	0	0	0	0	0	0	6	0

Operating profit / (loss)	-33	-43	-53	-720	-10	-18	-139	-309	-188	-154	-70	-79

1) Of which amortization of Telenor’s net excess values	0	0	0	0	0	0	0	0	52	64	260	68
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	nm	13.1	16.9	23.9	20.2
Operating profit/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm
Capex	4	4	3	6	—	—	—	—	135	137	112	224
Investments in businesses	—	—	—	—	—	—	—	—	7 739	8	—	(241)

No. of mobile subscriptions (in thousands)	84	92	96	105	107	99	97	95	1 660	1 676	1 708	1 733
- of which prepaid	48	55	56	57	56	51	50	48	575	571	571	553
Average traffic minutes per subscription per month (AMPU) in the quarter	73	96	104	108	113	141	144	129	160	185	184	195
Average revenue per subscription per month (ARPU) in the quarter	169	181	182	169	164	167	164	136	229	242	249	260
- of which contract	252	262	265	241	215	216	215	183	330	340	346	362
- of which prepaid	106	122	125	117	121	121	115	90	49	54	58	50

Kyivstar — Ukraine

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Subscription and traffic	610	703	838	810	807	1 158	1 437	1 720	1 749	1 952	2 321	2 347
Interconnection revenues	186	236	319	327	313	428	541	606	528	562	606	616
Mobile revenues company’s subscriptions	796	939	1 157	1 137	1 120	1 586	1 978	2 326	2 277	2 514	2 927	2 963

Other mobile revenues	16	27	54	25	23	30	72	33	36	50	82	43
Total mobile revenues	812	966	1 211	1 162	1 143	1 616	2 050	2 359	2 313	2 564	3 009	3 006

Non-mobile revenues	13	15	18	22	20	27	26	31	16	16	16	16

Total revenues 1)	825	981	1 229	1 184	1 163	1 643	2 076	2 390	2 329	2 580	3 025	3 022

1) Of which internal revenues	—	—	1	1	1	2	2	1	—	1	5	3

EBITDA	505	592	772	712	632	911	1 148	1 359	1 432	1 596	1 827	1 661
Depreciation and amortization 1)	125	128	145	157	231	331	322	325	379	381	395	430
Write-downs 2)	—	—	—	—	—	—	—	15	—	—	13	18

Operating profit	380	464	627	555	401	580	826	1 019	1 053	1 215	1 419	1 213

1) Of which amortization of Telenor’s net excess values	24	24	24	21	22	23	24	24	24	23	23	24
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	61.2	60.3	62.8	60.1	54.3	55.4	55.3	56.9	61.5	61.9	60.4	55.0
Operating profit/Total revenues (%)	46.1	47.3	51.0	46.9	34.5	35.3	39.8	42.6	45.2	47.1	46.9	40.1
Capex	331	566	687	1 024	735	919	1 106	890	830	770	992	1 039
Investments in businesses	—	35	—	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (100% in thousands)	3 221	3 610	4 856	6 252	7 662	9 335	10 943	13 925	14 965	16 005	17 709	21 510
- of which prepaid	2 675	3 031	4 211	5 532	6 892	8 500	10 021	12 901	13 895	14 886	16 535	20 281
Average traffic minutes per subscription per month (AMPU) in the quarter	68	74	95	95	91	90	103	108	110	118	123	127
Average revenue per subscription per month (ARPU) in the quarter	84	93	95	68	53	62	66	64	53	54	57	52
- of which contract	191	213	223	184	165	187	200	197	175	180	197	198
- of which prepaid	62	69	72	52	40	49	53	53	43	45	47	41

Pannon — Hungary

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Subscription and traffic	872	872	1 005	920	880	903	1 025	960	926	913	940	1 030
Interconnection revenues	423	443	423	442	430	458	416	431	400	400	415	453
Mobile revenues company’s subscriptions	1 295	1 315	1 428	1 362	1 310	1 361	1 441	1 391	1 326	1 313	1 355	1 483

Other mobile revenues	25	39	46	32	28	44	52	20	23	35	45	30
Total mobile revenues	1 320	1 354	1 474	1 394	1 338	1 405	1 493	1 411	1 349	1 348	1 400	1 513

Non-mobile revenues	81	90	78	116	77	93	90	154	64	79	64	134

Total revenues 1)	1 401	1 444	1 552	1 510	1 415	1 498	1 583	1 565	1 413	1 427	1 464	1 647

1) Of which internal revenues	1	2	—	3	2	2	2	4	3	2	3	6

EBITDA	556	556	561	420	517	484	650	534	540	567	581	517
Depreciation and amortization 1)	331	326	326	312	316	276	294	285	279	254	251	294
Write-downs 2)	—	—	—	21	—	2	1	4	—	33	—	26

Operating profit	225	230	235	87	201	206	355	245	261	280	330	197

1) Of which amortization of Telenor’s net excess values	89	89	91	89	90	85	86	84	84	79	79	86
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	39.7	38.5	36.1	27.8	36.5	32.3	41.1	34.1	38.2	39.7	39.7	31.4
Operating profit/Total revenues (%)	16.1	15.9	15.1	5.8	14.2	13.8	22.4	15.7	18.5	19.6	22.5	12.0
Capex	104	121	121	820	109	243	150	261	71	235	168	145
Investments in businesses	—	—	—	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)	2 596	2 588	2 595	2 770	2 792	2 824	2 856	2 929	2 939	2 947	2 981	3 153
- of which prepaid	1 977	1 935	1 886	1 991	1 955	1 915	1 894	1 904	1 878	1 854	1 848	1 962
Average traffic minutes per subscription per month (AMPU) in the quarter	111	121	127	131	125	143	145	149	143	159	157	160
Average revenue per subscription per month (ARPU) in the quarter	165	170	184	171	157	162	166	162	150	148	150	161
- of which contract	399	389	400	356	327	316	314	299	272	254	248	269
- of which prepaid	92	96	103	96	84	89	89	86	80	86	87	90

Telenor Serbia

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total revenues											175	551
EBITDA											103	206
Operating profit 1)2)											86	46
1) Of which amortization of Telenor’s net excess values											5	32
2) Of which write-downs of Telenor’s net excess values											—	—
Capex											49	114
Investments in businesses											11,980	1

No. of mobile subscriptions (in thousands)											2,284	2,464
- of which prepaid											1,862	2,003
Average traffic minutes per subscription per month (AMPU) in the quarter												87
Average revenue per subscription per month (ARPU) in the quarter												75
- of which contract												166
- of which prepaid												53

Promonte — Montenegro

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total revenues			82	118	104	123	180	112	114	139	211	148
EBITDA			45	46	55	60	98	47	55	65	122	65
Operating profit 1)2)			26	(2)	12	18	58	7	16	27	84	24
1) Of which amortization of Telenor’s net excess values			7	25	20	20	20	20	20	20	20	20
2) Of which write-downs of Telenor’s net excess values			—	—	—	—	—	—	—	—	—	—
Capex			3	13	5	4	8	21	4	7	24	41
Investments in businesses			540	1	—	—	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)			340	279	279	303	394	310	324	363	479	365
- of which prepaid			297	234	235	263	352	265	276	309	424	305
Average traffic minutes per subscription per month (AMPU) in the quarter			113	87	91	105	109	92	104	121	120	105
Average revenue per subscription per month (ARPU) in the quarter			139	107	115	129	126	95	111	120	125	108
- of which contract			309	284	288	338	339	269	284	297	303	286
- of which prepaid			111	79	82	97	103	71	81	90	100	81

DTAC — Thailand

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Subscription and traffic								1 074	1 852	1 760	1 887	1 991
Interconnection revenues								25	33	33	41	39
Mobile revenues company’s subscriptions								1 099	1 885	1 793	1 928	2 030

Other mobile revenues								74	131	85	93	109
Total mobile revenues								1 173	2 016	1 878	2 021	2 139

Non-mobile revenues								18	16	15	20	19

Total revenues 1)								1 191	2 032	1 893	2 041	2 158

1) Of which internal revenues								6	11	8	6	11

EBITDA								445	719	698	732	795
Depreciation and amortization 1)								220	337	335	356	385
Write-downs 2)								—	—	—	—	—

Operating profit								225	382	363	376	410

1) Of which amortization of Telenor’s net excess values								35	51	50	51	53
2) Of which write-downs of Telenor’s net excess values								—	—	—	—	—

EBITDA/Total revenues (%)								37.4	35.4	36.9	35.9	36.8
Operating profit/Total revenues (%)								18.9	18.8	19.2	18.4	19.0
Capex								146	605	543	565	737
Investments in businesses								2 664	85	31	—	—

No. of mobile subscriptions (100% in thousands)								8 677	9 823	10 622	11 241	11 869
- of which prepaid								7 212	8 185	8 806	9 274	9 833
Average traffic minutes per subscription per month (AMPU) in the quarter								231	295	327	314	329
Average revenue per subscription per month (ARPU) in the quarter								66	69	59	58	59
- of which contract								141	150	126	123	121
- of which prepaid								51	53	45	44	45

DiGi — Malaysia

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Subscription and traffic	642	662	751	739	792	924	1 035	1 198	1 279	1 331	1 355	1 488
Interconnection revenues	147	137	144	143	137	143	155	159	166	127	138	144
Mobile revenues company’s subscriptions	789	799	895	882	929	1 067	1 190	1 357	1 445	1 458	1 493	1 632

Other mobile revenues	17	18	17	13	14	15	18	18	21	20	33	8
Total mobile revenues	806	817	912	895	943	1 082	1 208	1 375	1 466	1 478	1 526	1 640

Non-mobile revenues	130	141	136	109	91	79	77	77	80	66	58	59

Total revenues 1)	936	958	1 048	1 004	1 034	1 161	1 285	1 452	1 546	1 544	1 584	1 699

1) Of which internal revenues	1	1	1	—	1	—	1	2	2	1	2	1

EBITDA	426	410	453	443	451	499	560	632	700	700	721	824
Depreciation and amortization 1)	229	226	231	215	257	253	255	273	252	227	296	328
Write-downs 2)	—	—	—	—	1	—	1	3	—	7	1	- 1

Operating profit	197	184	222	228	193	246	304	356	448	466	424	497

1) Of which amortization of Telenor’s net excess values	19	18	18	17	17	17	13	4	4	4	3	4
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	45.5	42.8	43.2	44.1	43.6	43.0	43.6	43.5	45.3	45.3	45.5	48.5
Operating profit/Total revenues (%)	21.0	19.2	21.2	22.7	18.7	21.2	23.7	24.5	29.0	30.2	26.8	29.3
Capex	103	162	228	427	108	178	310	574	226	199	371	513
Investments in businesses	—	—	—	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (100% in thousands)	2 413	2 583	2 804	3 239	3 461	3 765	4 187	4 795	5 086	5 440	5 590	5 312
- of which prepaid	2 301	2 453	2 653	3 067	3 259	3 525	3 880	4 441	4 704	5 018	5 126	4 807
Average traffic minutes per subscription per month (AMPU) in the quarter	167	164	170	165	163	170	175	169	162	163	162	173
Average revenue per subscription per month (ARPU) in the quarter	113	107	110	98	92	99	100	102	97	93	90	96
- of which contract	312	312	297	238	233	216	192	174	172	180	163	157
- of which prepaid	104	97	100	90	84	93	93	97	92	86	84	91

Grameenphone — Bangladesh

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Subscription and traffic	470	500	565	529	598	659	715	769	871	911	1 032	1 106
Interconnection revenues	9	20	26	35	34	39	52	63	73	78	94	114
Mobile revenues company’s subscriptions	479	520	591	564	632	698	767	832	944	989	1 126	1 220

Other mobile revenues	7	6	5	6	5	5	6	6	6	5	3	4
Total mobile revenues	486	526	596	570	637	703	773	838	950	994	1 129	1 224

Non-mobile revenues	3	3	2	—	3	2	2	12	5	3	4	5

Total revenues 1)	489	529	598	570	640	705	775	850	955	997	1 133	1 229

1) Of which internal revenues	—	—	—	—	—	—	—	1	—	1	—	—

EBITDA	283	309	383	338	329	334	441	455	659	488	645	724
Depreciation and amortization 1)	34	51	58	72	77	89	107	166	159	148	169	204
Write-downs 2)	—	—	—	3	—	—	—	—	—	—	—	—

Operating profit	249	258	325	263	252	245	334	289	500	340	476	520

1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—	—
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	57.9	58.4	64.0	59.3	51.4	47.4	56.9	53.5	69.0	48.9	56.9	58.9
Operating profit/Total revenues (%)	50.9	48.8	54.3	46.1	39.4	34.8	43.1	34.0	52.4	34.1	42.0	42.3
Capex	160	258	418	482	496	357	590	1 153	389	516	435	683
Investments in businesses	—	—	—	298	—	—	—	—	—	—	—	—

No. of mobile subscriptions (100% in thousands)	1 520	1 795	2 024	2 388	2 928	3 704	4 215	5 542	6 427	8 459	9 404	10 759
- of which prepaid	1 258	1 501	1 730	2 092	2 625	3 375	3 860	5 159	6 030	8 015	8 904	10 227
Average traffic minutes per subscription per month (AMPU) in the quarter	239	246	249	241	237	223	223	250	196	213	214	241
Average revenue per subscription per month (ARPU) in the quarter	120	106	103	87	81	69	65	56	51	45	41	41
- of which contract	331	287	302	257	288	284	282	258	258	234	220	169
- of which prepaid	71	69	67	60	54	47	45	39	37	33	31	34

Telenor Pakistan

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Subscription and traffic		—	—	—	1	25	50	91	149	193	266	394
Interconnection revenues		—	—	—	—	23	25	45	62	70	60	83
Mobile revenues company’s subscriptions		—	—	—	1	48	75	136	211	263	326	477

Other mobile revenues		—	—	—	—	—	—	—	—	1	3	3
Total mobile revenues		—	—	—	1	48	75	136	211	264	329	480

Non-mobile revenues		—	—	—	—	—	1	4	4	1	4	6

Total revenues 1)		—	—	—	1	48	76	140	215	265	333	486

1) Of which internal revenues		—	—	—	—	6	2	3	2	1	4	4

EBITDA		(13)	(20)	(45)	(133)	(172)	(134)	(133)	(77)	(117)	(87)	(47)
Depreciation and amortization 1)		—	—	—	14	60	67	85	98	103	112	136
Write-downs 2)		—	—	—	—	—	—	—	—	—	—	—

Operating profit / (loss)		(13)	(20)	(45)	(147)	(232)	(201)	(218)	(175)	(220)	(199)	(183)

1) Of which amortization of Telenor’s net excess values		—	—	—	—	—	—	—	—	—	—	—
2) Of which write-downs of Telenor’s net excess values		—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)		—	—	—	—	nm	nm	nm	nm	nm	nm	nm
Operating profit/Total revenues (%)		—	—	—	—	nm	nm	nm	nm	nm	nm	nm
Capex		1,821	19	153	1,139	(91)	299	496	351	754	701	847
Investments in businesses		—	—	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)		—	—	—	344	836	1,200	1,868	2,527	3,205	4,597	6,661
- of which prepaid		—	—	—	342	829	1,183	1,836	2,495	3,165	4,555	6,621
Average traffic minutes per subscription per month (AMPU) in the quarter		—	—	—	—	74	93	131	136	146	123	132
Average revenue per subscription per month (ARPU) in the quarter		—	—	—	—	22	25	30	32	30	27	28
- of which contract		—	—	—	—	154	99	72	59	59	51	60
- of which prepaid		—	—	—	—	21	24	29	31	30	27	28

FIXED

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues
Norway	4,483	4,427	4,282	4,353	4,163	4,367	4,151	4,186	4,178	3,983	3,796	3,867
Other operations	469	474	419	467	436	418	840	887	919	1,047	1,056	1,145
Eliminations	(29)	(24)	(26)	(39)	(28)	(32)	(27)	(48)	(30)	(31)	(11)	(45)

Total revenues 1)	4,923	4,877	4,675	4,781	4,571	4,753	4,964	5,025	5,067	4,999	4,841	4,967

1) Of which internal revenues

EBITDA	1,632	1,631	1,515	1,560	1,408	1,504	1,430	1,543	1,559	1,567	1,671	1,269
Depreciation and amortization 1)	954	897	855	867	783	729	874	850	761	733	769	821
Write-downs 2)	—	—	—	40	(22)	2	(2)	609	—	15	9	57

Operating profit	678	734	660	653	647	773	558	84	798	819	893	391

1) Of which amortization of Telenor’s net excess values	—	—	1	6	1	2	69	(6)	33	41	44	73
2) Of which write-downs of Telenor’s net excess values	—	—	—	(22)	(31)	—	(3)	10	—	—	—	—

EBITDA/Total revenues (%)	33.2	33.4	32.4	32.6	30.8	31.6	28.8	30.7	30.8	31.3	34.5	25.5
Operating profit/Total revenues (%)	13.8	15.1	14.1	13.7	14.2	16.3	11.2	1.7	15.7	16.4	18.4	7.9
Capex	378	385	419	609	381	556	602	1,237	617	643	561	702
Investments in businesses	86	10	—	9	43	1	5,792	(20)	461	75	2	90

Fixed — Norway

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues
Telephony	2,183	2,117	1,959	2,009	1,871	1,867	1,743	1,751	1,703	1,627	1,501	1,477
xDSL/Internet	426	417	444	466	461	508	534	536	568	581	579	611
Data services	247	267	259	249	232	243	250	238	215	199	204	209
Other revenues	456	386	428	386	342	400	357	366	357	315	285	323

Total retail revenues	3,312	3,187	3,090	3,110	2,906	3,018	2,884	2,891	2,843	2,722	2,569	2,620

Wholesale revenues	1,171	1,240	1,192	1,243	1,257	1,349	1,267	1,295	1,335	1,261	1,227	1,247

Total revenues 1)	4,483	4,427	4,282	4,353	4,163	4,367	4,151	4,186	4,178	3,983	3,796	3,867

1) Of which internal revenues	438	454	428	522	463	522	582	623	545	510	517	508

EBITDA	1,631	1,606	1,523	1,570	1,438	1,532	1,354	1,377	1,390	1,417	1,460	1,150
Depreciation and amortization 1)	880	819	778	774	705	658	652	692	602	561	540	559
Write-downs 2)	—	—	—	2	(22)	—	(2)	(1)	—	13	—	—

Operating profit	751	787	745	794	755	874	704	686	788	843	920	591

1) Of which amortization of Telenor’s net excess values	—	—	1	1	—	—	—	—	—	—	—	4
2) Of which write-downs of Telenor’s net excess values	—	—	—	2	(31)	—	(3)	(2)	—	—	—	—

EBITDA/Total revenues (%)	36.4	36.3	35.6	36.1	34.5	35.1	32.6	32.9	33.3	35.6	38.5	29.7
Operating profit/Total revenues (%)	16.8	17.8	17.4	18.2	18.1	20.0	17.0	16.4	18.9	21.2	24.2	15.3
Capex	355	315	346	457	337	503	412	917	479	371	354	528
Investments in businesses	—	1	—	1	43	1	—	—	1	—	—	87

Retail market
No. of Telephony subscriptions (in thousands)	1,932	1,886	1,838	1,800	1,757	1,705	1,664	1,622	1,577	1,545	1,513	1,480
- of which PSTN subscriptions (in thousands)	1,248	1,219	1,196	1,182	1,165	1,139	1,118	1,089	1,054	1,017	991	965
- of which ISDN subscriptions (in thousands)	684	667	642	618	592	562	538	509	479	454	434	413
- of which VoIP subscriptions (in thousands)	—	—	—	—	—	4	8	24	44	74	88	102
No. of xDSL subscriptions (in thousands)	208	235	270	326	385	415	444	475	511	527	542	572
Telephony generated traffic (million minutes)	3,725	3,279	2,851	3,171	2,848	2,644	2,289	2,502	2,277	1,997	1,721	1,841
Wholesale market
No. of Telephony subscriptions (in thousands)	227	266	285	301	309	316	316	314	316	308	296	289
- of which PSTN subscriptions (in thousands)	151	170	180	188	192	200	202	202	203	201	194	192
- of which ISDN subscriptions (in thousands)	76	96	105	113	117	116	114	112	113	107	102	97
No. of xDSL subscriptions (in thousands)	76	86	90	91	77	87	97	109	117	123	130	141
No. of LLUB (in thousands)	96	108	123	145	172	192	209	235	254	265	276	290

Fixed — Sweden

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
External revenues	403	404	350	400	367	342	622	650	724	876	893	932
Internal revenues	23	26	26	22	25	32	32	26	3	(10)	(36)	(6)

Tota revenues	426	430	376	422	392	374	654	676	727	866	857	926

EBITDA	(3)	24	(9)	(3)	(29)	(27)	31	183	109	100	128	63
Depreciation and amortization 1)	61	65	65	71	64	63	165	124	113	115	172	207
Write-downs 2)	—	—	—	36	—	—	—	608	—	2	9	1

Operating profit / (loss)	(64)	(41)	(74)	(110)	(93)	(90)	(134)	(549)	(4)	(17)	(53)	(145)

1) Of which amortization of Telenor’s net excess values	—	—	—	5	1	2	69	(25)	23	32	35	59
2) Of which write-downs of Telenor’s net excess values	—	—	—	(24)	—	—	—	12	—	—	—	—

EBITDA/Total revenues (%)	nm	5.6	nm	nm	nm	nm	4.7	27.1	15.0	11.5	14.9	6.8
Operating profit/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm
Capex	15	72	58	134	40	48	142	255	83	230	155	114
Investments in businesses	78	9	—	6	—	—	4,479	(27)	460	75	2	3

Bredbandsbolaget
No. of xDSL subscriptions (in thousands)	—	—	—	—	—	—	200	214	229	242	264	278
No. of LAN subscriptions (in thousands)	—	—	—	—	—	—	156	155	156	158	165	172
No. of VoIP subscriptions (in thousands)	—	—	—	—	—	—	91	104	119	134	147	161
Glocalnet
No. of xDSL subscriptions (in thousands)	—	—	—	—	—	—	—	—	113	117	119	125
No. of PSTN subscriptions (in thousands)	—	—	—	—	—	—	—	—	285	284	273	257

Fixed — Denmark

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
External revenues							142	164	174	180	197	217
Internal revenues							—	—	—	1	2	2

Tota revenues							142	164	174	181	199	219

EBITDA							48	49	55	59	61	62
Depreciation and amortization 1)							46	22	43	57	56	55
Write-downs 2)							—	—	—	—	—	56

Operating profit							2	27	12	2	5	(49)

1) Of which amortization of Telenor’s net excess values							—	19	10	9	9	10
2) Of which write-downs of Telenor’s net excess values							—	—	—	—	—	—

EBITDA/Total revenues (%)							33.8	29.9	31.6	32.6	30.7	28.3
Operating profit/Total revenues (%)							1.4	16.5	6.9	1.1	2.5	nm
Capex							40	57	55	42	52	60
Investments in businesses							1,313	7	—	—	—	—

No. of xDSL subscriptions (in thousands)							109	122	138	152	164	174
No. of VoIP subscriptions (in thousands)							18	26	37	41	52	63

BROADCAST

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues
Distribution	1,061	1,064	1,072	1,112	1,139	1,147	1,139	1,190	1,251	1,299	1,291	1,356
Transmission	303	310	303	295	297	298	299	313	312	317	319	332
Other/Eliminations	(58)	(39)	(45)	(32)	(46)	(44)	(46)	(37)	(46)	(52)	(37)	(33)

Total revenues 1)	1,306	1,335	1,330	1,375	1,390	1,401	1,392	1,466	1,517	1,564	1,573	1,655

1) Of which internal revenues	35	33	33	34	28	35	33	35	35	38	39	52

EBITDA
Distribution	192	218	213	126	213	242	216	147	234	251	268	57
Transmission	153	161	183	191	174	175	181	183	175	191	199	183
Other/Eliminations	4	13	29	15	(7)	(6)	(3)	1	(1)	(5)	18	20

Total EBITDA	349	392	425	332	380	411	394	331	408	437	485	260

Depreciation and amortization 1)	187	174	173	170	144	133	133	144	154	153	147	152
Write-downs 2)	—	—	—	44	—	4	—	(57)	3	—	—	15

Operating profit	162	218	252	118	236	274	261	244	251	284	338	93

Of which:
Distribution	74	115	117	(4)	143	179	159	13	172	189	214	(12)
Transmission	87	94	110	118	106	107	111	240	89	110	117	97
Other/Eliminations	1	9	25	4	(13)	(12)	(9)	(9)	(10)	(15)	7	8

1) Of which amortization of Telenor’s net excess values	14	17	16	16	14	14	14	14	11	10	4	2
2) Of which write-downs of Telenor’s net excess values	—	—	—	25	—	—	—	75	—	—	—	—

EBITDA/Total revenues (%)	26.7	29.4	32.0	24.1	27.3	29.3	28.3	22.6	26.9	27.9	30.8	15.7
Operating profit/Total revenues (%)	12.4	16.3	18.9	8.6	17.0	19.6	18.8	16.6	16.5	18.2	21.5	5.6
Capex	23	70	716	71	47	96	116	133	92	106	157	260
Investments in businesses	—	—	—	—	—	—	17	25	—	98	50	71

No. of DTH pay TV subscribers (in thousands)	778	782	800	824	851	853	876	906	918	921	929	943
No. of Cable TV subscribers (in thousands)	605	611	614	624	616	619	636	681	684	687	691	696
No. of households in satellite master antenna TV networks (in thousands)	1,132	1,161	1,190	1,212	1,197	1,205	1,184	1,177	1,120	1,119	1,154	1,155
No. of Cable TV Internet access (in thousands)	34	35	38	44	48	50	53	73	78	81	84	91

OTHER UNITS

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues
EDB Business Partner	1,047	1,044	1,042	1,154	1,231	1,285	1,217	1,258	1,335	1,449	1,350	1,599
Venture	217	245	213	226	116	125	123	126	133	146	140	149
Corporate functions and Group activities	529	552	515	558	582	603	517	564	522	568	507	433
Other/eliminations	(6)	(29)	(56)	(37)	(39)	(46)	(32)	(24)	(26)	(24)	(6)	(1)

Total revenues 1)	1,787	1,812	1,714	1,901	1,890	1,967	1,825	1,924	1,964	2,139	1,991	2,180

1) Of which internal revenues	734	710	717	768	788	803	647	669	638	657	613	555

EBITDA
EDB Business Partner	138	456	188	196	177	187	224	197	191	141	39	249
Venture	(3)	1	62	70	6	(1)	7	(14)	(17)	(4)	10	153
Corporate functions and Group activities	(95)	(75)	(79)	(168)	(6)	(34)	67	(104)	(104)	(131)	(63)	(251)
Other/eliminations	(24)	(13)	(94)	(14)	(43)	(47)	(27)	(32)	(41)	(37)	(47)	(137)

Total EBITDA	16	369	77	84	134	105	271	47	29	(31)	(61)	14

Depreciation and amortization 1)	163	193	172	176	186	198	191	195	178	213	215	216
Write-downs 2)	2	1	37	(1)	—	—	—	6	—	—	—	19

Operating profit / (loss)	(149)	175	(132)	(91)	(52)	(93)	80	(154)	(149)	(244)	(276)	(221)

Of which
EDB Business Partner	89	396	121	130	81	80	120	96	99	37	(67)	153
Venture	(14)	(7)	55	63	2	(6)	3	(22)	(25)	(13)	3	144
Corporate functions and Group activities	(181)	(182)	(178)	(268)	(92)	(120)	(16)	(192)	(182)	(229)	(161)	(371)
Other/eliminations	(43)	(32)	(130)	(16)	(43)	(47)	(27)	(36)	(41)	(39)	(51)	(147)

1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	1	2	2
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—	—

Capex	53	204	74	208	96	146	156	252	135	152	251	200
Investments in businesses	22	441	104	762	7	263	15	47	658	616	301	99

The tables include investments from discontinued operation prior to their disposal

PROFIT AND LOSS STATEMENT

Telenor Group	2004				2005				2006
(NOK in millions except earnings per share)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	13,663	14,625	15,025	14,952	14,694	15,966	17,046	18,860	21,284	22,003	23,255	24,535
Costs of materials and traffic charges	3,338	3,634	3,848	3,890	3,680	4,036	4,249	4,467	5,275	5,500	5,665	6,165
Own work capitalized	(124)	(164)	(103)	(166)	(122)	(186)	(141)	(255)	(175)	(123)	(121)	(192)
Salaries and personnel costs	2,436	2,428	2,139	2,656	2,453	2,479	2,337	2,648	2,990	2,958	2,563	3,227
Other operating expenses	3,112	3,339	3,596	3,597	3,706	4,199	4,164	5,322	5,384	5,826	5,994	7,149
Other (income) and expenses	18	(172)	18	(22)	(21)	(66)	213	102	61	28	224	(8)
EBITDA	4,883	5,560	5,527	4,997	4,998	5,504	6,224	6,576	7,749	7,814	8,930	8,194

Depreciation and amortization	2,439	2,640	2,650	2,637	2,640	2,687	2,835	3,119	3,482	3,478	3,685	4,076
Write-downs	2	2	41	3,482	(23)	20	4	582	3	88	29	138
Operating profit	2,442	2,918	2,836	(1,122)	2,381	2,797	3,385	2,875	4,264	4,248	5,216	3,980

Associated companies	221	288	328	138	238	492	434	63	311	360	558	1,124
Net financial items	2,268	(296)	(234)	(252)	149	(69)	(124)	(302)	1,202	(727)	194	798
Profit before taxes	4,931	2,910	2,930	(1,236)	2,768	3,220	3,695	2,636	5,777	3,881	5,968	5,902

Taxes	(1,583)	(892)	(911)	1,015	(830)	(966)	(1,109)	(465)	(1,560)	(1,049)	(1,613)	1,016
Profit from continuing operations	3,348	2,018	2,019	(221)	1,938	2,254	2,586	2,171	4,217	2,832	4,355	6,918

Profit (loss) from discontinued operations	75	54	43	77	32	74	63	16	13	42	62	38
Profit from total operations	3,423	2,072	2,062	(144)	1,970	2,328	2,649	2,187	4,230	2,874	4,417	6,956

Attributable to:
Non-controlling interests (Minority interests)	292	363	379	286	260	287	449	492	580	590	636	772
Equity holders of Telenor ASA (Net income)	3,131	1,709	1,683	(430)	1,710	2,041	2,200	1,695	3,650	2,284	3,781	6,184

Earnings per share in NOK
From continuing operations:
Basic	1.72	0.94	0.94	(0.29)	0.97	1.15	1.26	0.99	2.15	1.33	2.21	3.66
Diluted	1.73	0.94	0.95	(0.29)	0.97	1.14	1.26	0.99	2.15	1.33	2.21	3.65
From total operations:
Basic	1.77	0.97	0.97	(0.25)	0.99	1.19	1.30	1.00	2.15	1.35	2.25	3.68
Diluted	1.77	0.97	0.97	(0.25)	0.99	1.19	1.29	1.00	2.15	1.35	2.25	3.68

US GAAP
Net income	2,991	1,569	1,649	(570)	1,625	1,904	2,225	1,673	3,621	2,352	3,744
Net income per share in NOK (basic), excluding treasury shares	1.69	0.89	0.95	(0.33)	0.94	1.11	1.31	0.99	2.14	1.39	2.23
Net income per share in NOK (diluted), excluding treasury shares	1.69	0.89	0.95	(0.33)	0.94	1.11	1.31	0.99	2.14	1.39	2.23

BALANCE SHEET

Telenor group	2005				2006
(NOK in millions)	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec
Deferred tax assets	2,890	1,951	1,317	3,052	2,501	1,908	1,481	1,934
Goodwill	13,378	12,816	18,273	20,700	22,648	22,969	31,415	30,870
Intangible assets	10,809	10,229	11,389	21,245	23,178	22,735	27,613	29,076
Tangible assets	38,952	39,292	40,688	43,958	49,132	48,767	52,994	53,712
Associated companies	6,980	7,832	8,320	7,424	7,501	7,616	8,303	8,826
Other financial assets	2,679	3,388	3,161	2,129	2,407	2,337	3,119	3,068

Total non-current assets	75,688	75,508	83,148	98,508	107,367	106,332	124,925	127,486

Accounts receivable	6,078	6,523	7,146	6,921	7,404	8,191	9,160	9,129
Other current assets	6,957	7,168	8,071	9,118	10,126	10,273	10,708	10,247
Assets held for sale	—	—	—	667	—	—	—	2,119
Other liquid assets	410	420	545	2,237	130	567	585	510
Cash and cash equivalents	7,870	10,541	6,033	6,806	9,683	7,534	16,799	7,849

Total current assets	21,315	24,652	21,795	25,749	27,343	26,565	37,252	29,854

Total assets	97,003	100,160	104,943	124,257	134,710	132,897	162,177	157,340

Shareholders equity	41,936	40,309	42,714	46,399	47,583	44,359	50,940	57,974
Minority interests	4,289	4,630	5,198	7,134	7,621	7,457	8,082	8,351

Total equity and minority interests	46,225	44,939	47,912	53,533	55,204	51,816	59,022	66,325

Pension obligations	2,443	2,286	2,403	2,440	2,645	2,543	2,461	2,350
Deferred tax liabilities	2,293	2,050	2,290	2,669	3,611	3,336	4,036	4,460
Other provisions	748	748	787	790	811	873	1,074	1,028

Provisions	5,484	5,084	5,480	5,899	7,067	6,752	7,571	7,838

Non-current interest-bearing liabilities	21,492	22,359	22,406	27,139	25,397	26,654	52,201	42,683
Non-current non-interest-bearing liabilities	572	556	542	580	590	583	568	702

Total non-current liabilities	22,064	22,915	22,948	27,719	25,987	27,237	52,769	43,385

Current interest-bearing liabilities	3,681	7,269	6,592	11,908	20,024	20,069	13,418	9,952
Accounts payable	4,900	4,471	5,402	6,215	6,448	6,572	7,404	7,358
Current non-interest-bearing liabilities	14,649	15,482	16,609	18,696	19,980	20,451	21,993	21,764
Current non-interest-bearing liabilities (held for sale)	—	—	—	287	—	—	—	718

Total current liabilities	23,230	27,222	28,603	37,106	46,452	47,092	42,815	39,792

Total equity and liabilities	97,003	100,160	104,943	124,257	134,710	132,897	162,177	157,340

Equity ratio including minority interests (%)	47.7	44.9	45.7	43.1	41.0	39.0	36.4	42.2

USGAAP
Shareholders equity	43,930	42,670	44,900	47,457	48,536	45,669	52,093

CASH FLOW STATEMENT

Telenor group	2005				2006
(NOK in millions)	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec
Profit before taxes and minority interests	2,815	6,140	9,925	12,591	5,825	9,762	15,812	21,764
Income taxes paid	(231)	(434)	(728)	(1,369)	(638)	(1,162)	(1,708)	(357)
Net (gains) losses, including write-downs and change in fair value of financial items	(466)	(584)	(738)	(929)	(1,817)	(1,605)	(2,486)	(3,277)
Depreciation, amortization and write-downs	2,681	5,452	8,358	12,131	3,549	7,180	10,958	15,241
Associated companies	(239)	(733)	(1,168)	(1,233)	(312)	(674)	(1,236)	(2,362)
Difference between expensed and paid pensions	169	42	203	211	156	52	(65)	(166)
Currency (gains) losses not related to operating activities	25	(162)	(203)	(18)	109	95	278	219
Change in other accruals	453	4	532	956	(100)	(561)	11	(421)

Net cash flows from operating activities	5,207	9,725	16,181	22,340	6,772	13,087	21,564	30,641

Purchases of property, plant and equipment (PPE) and intangible assets	(2,271)	(5,538)	(9,078)	(14,213)	(4,097)	(8,562)	(13,473)	(19,224)
Purchases of subsidiaries and associated companies, net of cash acquired	(3)	(109)	(5,653)	(8,128)	(8,578)	(9,425)	(21,761)	(21,964)
Sales of PPE, intangible assets and businesses, net of cash transferred	59	741	1,161	1,279	438	472	589	1,171
Sales and purchases of other investments	768	1,078	1,000	1,064	2,196	1,707	2,131	3,522

Net cash flows from investing activities	(1,447)	(3,828)	(12,570)	(19,998)	(10,041)	(15,808)	(32,514)	(36,495)

Proceeds from and repayments of interest-bearing liabilities	(686)	2,735	2,210	4,175	6,185	7,399	25,759	12,578
Proceeds from issuance of shares, including from minorities in subsidiaries	22	24	47	74	61	86	91	110
Share buy-back	(329)	(657)	(2,267)	(2,267)	—	(87)	(864)	(953)
Dividends paid and repayment of equity to minority interests in subsidiaries	(25)	(209)	(209)	(219)	—	(426)	(665)	(976)
Dividends paid to Telenor’s shareholders	—	(2,460)	(2,595)	(2,595)	—	(3,202)	(3,389)	(3,389)

Net cash flows from financing activities	(1,018)	(567)	(2,814)	(832)	6,246	3,770	20,932	7,370

Effects of exchange rate changes on cash and cash equivalents	47	130	155	215	(100)	(321)	11	(179)

Net change in cash and cash equivalents	2,789	5,460	952	1,725	2,877	728	9,993	1,337

Cash and cash equivalents at the beginning of the period	5,081	5,081	5,081	5,081	6,806	6,806	6,806	6,806
Cash and cash equivalents at the end of the period	7,870	10,541	6,033	6,806	9,683	7,534	16,799	8,143
- Of which cash and cash equivalents in discontinued operations at the end of the period	—	—	—	—	—	—	—	294
Cash and cash equivalents at the end of the period — as per balance sheet	7,870	10,541	6,033	6,806	9,683	7,534	16,799	7,849

The table includes cash flows from discontinued operations prior to their disposal.

Cash Flows from discontinued operations
Net cash flows from operating activities	52	228	380	583	59	153	265	485
Net cash flows from investing activities	(25)	262	240	176	(25)	(86)	(125)	(197)
Net cash flows from financing activities	—	—	(1)	10	—	—	—	(3)

The cash flows ascribed to discontinued operations are only cash flows from external transactions.
Hence, the cash flows presented for discontinued operations do not reflect these operations as if they were stand alone entities.

SPECIAL ITEMS

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Gains on disposal of fixed assets and operations
Telenor Mobile — Norway	—	—	—	—	—	—	—	—	—	—	—	—
Sonofon — Denmark	—	—	—	—	—	—	1	—	—	—	—	4
Telenor Mobile — Sweden	—	—	—	—	—	—	—	—	—	—	—	—
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—	—	—	—
Pannon — Hungary	1	—	2	2	5	1	4	—	4	1	1	1
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—	1	1
DiGi — Malaysia	—	—	—	—	—	—	—	—	—	—	—	—
Grameenphone — Bangladesh	—	—	—	—	—	—	—	—	—	1	—	—
Other mobile operations	—	—	—	—	—	—	—	—	—	—	—	—
Fixed	—	—	1	9	3	50	(2)	37	5	—	—	1
Broadcast	1	(1)	—	1	1	—	—	—	—	4	—	1
EDB Business Partner	—	300	—	3	—	—	25	6	—	—	—	—
Other business units	3	1	69	72	—	12	8	—	17	21	(1)	79
Corporate functions and Group activities	2	59	3	35	22	57	58	26	5	12	3	33
Eliminations	—	—	—	—	—	—	—	4	—	—	—	—

Total gains on disposal of fixed assets and operations	7	359	75	122	31	120	94	73	31	39	4	120

Losses on disposal of fixed assets and operations
Telenor Mobile — Norway	—	—	—	—	4	3	6	3	—	—	—	1
Sonofon — Denmark	—	1	1	(2)	—	—	—	—	—	—	—	2
Telenor Mobile — Sweden	—	—	—	—	—	—	—	—	2	2	(4)	—
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—	1	—	13
Pannon — Hungary	—	—	3	—	4	1	17	(3)	2	2	2	1
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—	—	1
DiGi — Malaysia	—	—	—	—	—	—	5	—	—	—	—	1
Grameenphone — Bangladesh	—	—	4	4	—	—	10	—	—	1	19	5
Other mobile operations	—	—	—	—	—	—	—	1	—	—	—	—
Fixed	—	2	24	(1)	—	—	—	65	(12)	1	4	2
Broadcast	—	—	—	1	—	—	1	—	2	—	—	3
EDB Business Partner	—	—	—	—	—	—	—	—	—	—	—	—
Other business units	—	—	31	(12)	—	—	—	—	—	—	—	—
Corporate functions and Group activities	1	23	2	5	—	28	1	4	9	30	1	(1)
Eliminations	—	—	(16)	1	—	—	(1)	2	—	—	—	—

Total losses on disposal of fixed assets and operations	1	26	49	(4)	8	32	39	72	3	37	22	28

Expenses for workforce reductions and loss contracts
Telenor Mobile — Norway	4	(4)	—	24	(1)	—	—	(1)	9	3	1	2
Sonofon — Denmark	—	—	—	28	—	3	—	9	3	2	37	—
Telenor Mobile — Sweden	—	—	—	562	—	—	123	291	48	(8)	—	(22)
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—	—	—	—
Pannon — Hungary	—	11	4	1	—	—	—	10	—	—	—	2
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—	—	—
DiGi — Malaysia	—	—	—	—	—	—	—	—	—	—	—	—
Grameenphone — Bangladesh	—	—	—	—	—	—	—	—	—	—	—	—
Other mobile operations	—	—	—	—	—	—	—	—	—	—	—	—
Fixed	18	24	5	39	7	9	135	8	25	22	17	88
Broadcast	—	1	1	3	—	—	—	—	—	—	—	—
EDB Business Partner	—	27	16	(10)	—	5	—	13	—	—	144	—
Other business units	—	—	16	7	(1)	1	—	—	3	2	—	1
Corporate functions and Group activities	2	103	1	10	(3)	5	11	16	1	9	6	14
Eliminations	—	(1)	2	(561)	—	(1)	(1)	(243)	—	—	1	(1)
Total workforce reductions and loss contracts	24	161	45	103	2	22	268	103	89	30	206	84

Total other (income) and expenses	18	(172)	19	(23)	(21)	(66)	213	102	61	28	224	(8)

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Write-downs
Telenor Mobile — Norway	—	1	3	11	(2)	12	4	2	—	33	—	4
Sonofon — Denmark	—	—	—	3,290	—	—	—	—	—	—	—	—
Telenor Mobile — Sweden	—	—	—	75	—	—	—	—	—	—	6	—
Kyivstar — Ukraine	—	—	—	—	—	—	—	15	—	—	13	18
Pannon — Hungary	—	—	—	21	—	2	1	4	—	33	—	26
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—	—	—
DiGi — Malaysia	—	—	—	—	1	—	1	3	—	7	1	(1)
Grameenphone — Bangladesh	—	—	—	3	—	—	—	—	—	—	—	—
Other mobile operations	—	—	—	—	—	—	—	—	—	—	—	—
Fixed	—	—	—	40	(22)	2	(2)	609	—	15	9	57
Broadcast	—	—	—	44	—	4	—	(57)	3	—	—	15
EDB Business Partner	—	—	—	—	—	—	—	—	—	—	—	1
Other business units	2	—	36	(1)	—	—	—	4	—	—	—	1
Corporate functions and Group activities	—	—	2	—	—	—	—	2	—	—	—	17
Eliminations	—	—	—	—	—	—	—	—	—	—	—	—
Total write-downs	2	1	41	3,483	(23)	20	4	582	3	88	29	138

Special items associated companies
(Gains) losses on disposal of ownership interests	—	(9)	(8)	(15)	—	(3)	7	(3)	—	(6)	—	(366)
Write-downs associated companies	—	—	—	—	—	—	—	172	—	11	—	(169)
(Gains) losses on disposal and write-downs of associated companies	—	(9)	(8)	(15)	—	(3)	7	169	—	5	—	(535)

Net (gains) losses and write-downs financial items	(2,613)	(18)	(21)	(21)	(417)	(49)	(1)	(51)	(1,815)	15	(4)	(74)

RECONCILIATIONS

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Profit from total operations	3,423	2,072	2,062	(144)	1,970	2,328	2,649	2,187	4,230	2,874	4,417	6,956
Profit (loss) from discontinued operations	75	54	43	77	32	74	63	16	13	42	62	38
Profit from continuing operations	3,348	2,018	2,019	(221)	1,938	2,254	2,586	2,171	4,217	2,832	4,355	6,918
Taxes	(1,583)	(892)	(911)	1,015	(830)	(966)	(1,109)	(465)	(1,560)	(1,049)	(1,613)	1,016
Profit before taxes	4,931	2,910	2,930	(1,236)	2,768	3,220	3,695	2,636	5,777	3,881	5,968	5,902
Net financial items	2,268	(296)	(234)	(252)	149	(69)	(124)	(302)	1,202	(727)	194	798
Associated companies	221	288	328	138	238	492	434	63	311	360	558	1,124
Depreciation and amortization	2,439	2,640	2,650	2,637	2,640	2,687	2,835	3,119	3,482	3,478	3,685	4,076
Write-downs	2	2	41	3,482	(23)	20	4	582	3	88	29	138
EBITDA	4,883	5,560	5,527	4,997	4,998	5,504	6,224	6,576	7,749	7,814	8,930	8,194

EBITDA	4,883	5,560	5,527	4,997	4,998	5,504	6,224	6,576	7,749	7,814	8,930	8,194
Other (income) and expenses	18	(172)	19	(23)	(21)	(66)	213	102	61	28	224	(8)
EBITDA before other income and expenses	4,901	5,388	5,546	4,974	4,977	5,438	6,437	6,678	7,810	7,842	9,154	8,186

Operating profit	2,442	2,918	2,836	(1,122)	2,381	2,797	3,385	2,875	4,264	4,248	5,216	3,980
Write-downs	2	1	41	3,483	(23)	20	4	582	3	88	29	138
Other (income) and expenses	18	(172)	19	(23)	(21)	(66)	213	102	61	28	224	(8)
Adjusted operating profit	2,462	2,747	2,896	2,338	2,337	2,751	3,602	3,559	4,328	4,364	5,469	4,110

Profit before taxes	4,931	2,910	2,930	(1,236)	2,768	3,220	3,695	2,636	5,777	3,881	5,968	5,902
Net (gains) losses and write-downs financial items	(2,613)	(18)	(21)	(21)	(417)	(49)	(1)	(51)	(1,815)	15	(4)	(74)
(Gains) losses on disposal and write downs of associated companies	—	(9)	(8)	(15)	—	(3)	7	169	—	5	—	(535)
Write-downs	2	1	41	3,483	(23)	20	4	582	3	88	29	138
Other (income) and expenses	18	(172)	19	(23)	(21)	(66)	213	102	61	28	224	(8)
Adjusted profit before taxes	2,338	2,712	2,961	2,188	2,307	3,122	3,918	3,438	4,026	4,017	6,217	5,423

Capex

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Telenor Mobile — Norway	214	255	332	172	194	343	220	461	129	143	220	272
Sonofon — Denmark	66	144	102	76	28	140	137	757	109	170	168	251
Telenor Mobile — Sweden	4	4	3	6	—	—	—	—	135	137	112	224
Kyivstar — Ukraine	331	566	687	1,024	735	919	1,106	890	830	770	992	1,039
Pannon — Hungary	104	121	121	820	109	243	150	261	71	235	168	145
Telenor — Serbia	—	—	—	—	—	—	—	—	—	—	49	114
Promonte — Montenegro	—	—	3	13	5	4	8	21	4	7	24	41
DTAC — Thailand	—	—	—	—	—	—	—	146	605	543	565	737
DiGi — Malaysia	103	162	228	427	108	178	310	574	226	199	371	513
Grameenphone — Bangladesh	160	258	418	482	496	357	590	1,153	389	516	435	683
Telenor — Pakistan	—	1,821	19	153	1,139	(91)	299	496	351	754	701	847
Fixed — Norway	355	315	346	457	337	503	412	917	479	371	354	528
Fixed Sweden	15	72	58	134	40	48	142	255	83	230	155	114
Fixed Denmark	—	—	—	—	—	—	40	57	55	42	52	60
Fixed — Other/Fixed Eliminations	8	(2)	15	18	4	5	8	8	—	—	—	—
Broadcast	23	70	716	71	47	96	116	133	92	106	157	260
Other units	88	241	99	269	125	193	193	321	156	203	291	274
Eliminations	—	(15)	(7)	—	(7)	(15)	(11)	(14)	(11)	(4)	2	(7)

Total capex	1,471	4,012	3,140	4,122	3,360	2,923	3,720	6,436	3,703	4,422	4,816	6,095

Investments in businesses

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Telenor Mobile — Norway	—	—	—	52	—	—	—	—	—	—	—	—
Sonofon — Danmark	3,641	145	—	—	—	—	—	4	—	—	—	—
Telenor Mobile — Sweden	—	—	—	—	—	—	—	—	7,739	8	—	(241)
Kyivstar — Ukraine	—	35	—	—	—	—	—	—	—	—	—	—
Pannon — Hungary	—	—	—	—	—	—	—	—	—	—	—	—
Telenor — Serbia	—	—	—	—	—	—	—	—	—	—	11,980	1
Promonte — Montenegro	—	—	540	1	—	—	—	—	—	—	—	—
DTAC — Thailand	—	—	—	—	—	—	—	2,664	85	31	—	—
DiGi — Malaysia	—	—	—	—	—	—	—	—	—	—	—	—
Grameenphone — Bangladesh	—	—	—	298	—	—	—	—	—	—	—	—
Telenor — Pakistan	—	—	—	—	—	—	—	—	—	—	—	—
Fixed — Norway	—	1	—	1	43	1	—	—	1	—	—	87
Fixed Sweden	78	9	—	6	—	—	4,479	(27)	460	75	2	3
Fixed Denmark	—	—	—	—	—	—	1,313	7	—	—	—	—
Fixed — Other/Fixed Eliminations	8	—	—	2	—	—	—	—	—	—	—	—
Broadcast	—	—	—	—	—	—	17	25	—	98	50	71
Other units	22	441	104	762	7	263	15	47	658	616	301	99
Eliminations	—	(337)	—	—	—	—	—	—	—	—	—	—

Total investments in businesses	3,749	294	644	1,122	50	264	5,824	2,720	8,943	828	12,333	20